Exhibit 99.3
IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2010. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 69.
The effective date of this MD&A is March 28, 2011.
OVERVIEW
IVANHOE MINES ANNOUNCES 2010 FINANCIAL RESULTS
AND REVIEW OF OPERATIONS
HIGHLIGHTS
•	Full-scale construction of the first phase of the Oyu Tolgoi copper-gold project in southern Mongolia is advancing toward the scheduled start of commercial production in the first half of 2013.
•	Key elements of the Oyu Tolgoi project, including the concentrator complex, are ahead of schedule at the end of Q1’11, in what will be the peak year of construction activity at the site.
•
The number of workers assigned to the Oyu Tolgoi site recently surpassed 7,000 for the first time. On-site jobs at Oyu Tolgoi are expected to peak at almost 14,000 in mid-2011, with an additional 3,700 Mongolians receiving skills training sponsored by Oyu Tolgoi.

•
The approved 2011 capital budget for Oyu Tolgoi is estimated at $2.3 billion. Principal components of the 2011 construction program include $561 million for the 100,000-tonne-per-day concentrator complex; $186 million for the initial mining fleet and to start pre-stripping of the Southern Oyu open-pit mine; and $713 million for project infrastructure, electrical power and completion of the process-water supply.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
On December 8, 2010, Ivanhoe Mines and its strategic partner Rio Tinto reached a comprehensive agreement to provide funding for construction of the first phase of the Oyu Tolgoi mining complex. The full series of funding measures, including an interim funding facility from Rio Tinto and cash on hand available to Ivanhoe Mines, could increase to $6.5 billion the pool of development capital available to Ivanhoe Mines to bring Oyu Tolgoi into production and also to finance associated investments.

•
By the end of 2010, capital totalling $1.4 billion had been invested in developing Oyu Tolgoi. The Ivanhoe Mines-Rio Tinto Technical Committee has estimated that a further $4.5 billion in capital will be required from the beginning of 2011 through to the start of commercial production in 2013.

•
On February 3, 2011, Ivanhoe Mines successfully completed its strategic rights offering to shareholders, that generated gross proceeds of $1.18 billion to be used primarily to advance development of Oyu Tolgoi.

•
Ivanhoe Mines and Rio Tinto are working together to achieve a comprehensive project-finance package for Oyu Tolgoi of up to $3.6 billion, which the companies are targeting to have in place by the second half of 2011. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. Other government credit agencies and commercial banks are expected to be added to the core group of lenders.

•
Rio Tinto has committed to provide Ivanhoe Mines with an initial, non-revolving interim funding facility of $1.8 billion to sustain Oyu Tolgoi construction while the project-finance package is being negotiated.

•
In exchange for its capital and commitments, Rio Tinto will have the right to a maximum ownership stake in Ivanhoe Mines of up to 49.0% until January 18, 2012. Rio Tinto’s current ownership in Ivanhoe Mines is approximately 42.1%.

•
On March 14, 2011, Ivanhoe Mines and BHP Billiton Ltd. announced that their joint venture has discovered a zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of Oyu Tolgoi. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a total of more than 23 kilometres. The Mongolian government has issued a three-year pre-mining agreement for the Ivanhoe Mines-BHP Billiton joint venture.

•
On October 18, 2010, Ivanhoe Mines announced that Executive Chairman Robert Friedland was re-assuming the duties and title of Chief Executive Officer in a series of organizational changes, which included the establishment of the Office of the Chairman as part of an ongoing commitment to maximize shareholder value.

•
During 2010, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ:TSX, 1878:HK), shipped approximately 2.5 million tonnes of coal from its Ovoot Tolgoi Mine in southern Mongolia at an average realized selling price of approximately $35 per tonne. This was a major improvement over the 1.3 million tonnes of coal shipped in 2009 at an average realized selling price of $29 per tonne — and resulted in $79.8 million of revenue being recognized in 2010, compared to $36.0 million in 2009.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
On September 30, 2010, Ivanhoe Mines’ 62%-owned subsidiary, Ivanhoe Australia (IVA: ASX, TSX), completed the acquisition of the Osborne Mine Complex, which includes a two-million-tonne per annum concentrator, infrastructure and tenements. Integration of the Osborne operation is expected to enable Ivanhoe Australia to commence production of molybdenum and rhenium from its Merlin Deposit, and copper and gold from other deposits, in 2012.

•
Ivanhoe Mines, through its 50% interest in Altynalmas Gold Ltd., is advancing the Kyzyl Gold Project in Kazakhstan, one of the world’s largest undeveloped gold projects. A definitive feasibility study is expected to be completed in Q2’11. Construction of a 1.5-million-tonne per year fluidized-bed roasting plant to process the project’s refractory ores is expected to begin later this year.

•
In 2010, Ivanhoe Mines recorded a net loss of $211.5 million ($0.42 per share) compared to a net loss of $280.2 million ($0.69 per share) in 2009, representing a decrease of $68.7 million. Results for 2010 mainly were affected by $218.6 million in exploration expenses, $94.8 million in cost of sales, $84.4 million in general and administrative expenses, $32.8 million in interest expense, $154.3 million in loss on conversion of convertible credit facility and $42.7 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $79.8 million, $16.6 million in interest income, $8.7 million in mainly unrealized foreign exchange gains, a $135.7 million change in the fair value of a derivative and a $100.6 million change in the fair value of embedded derivatives.

•	As at March 28, 2011, Ivanhoe Mines consolidated cash position was approximately $1.9 billion.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED ANNUAL FINANCIAL INFORMATION
This selected financial information is in accordance with U.S. GAAP as presented in the annual consolidated financial statements.

	Years ended December 31,
($ in millions of U.S. dollars, except per share information)	2010	2009	2008
Revenue	$79.8	$36.0	$3.1
Exploration expenses	(218.6)	(177.1)	(250.6)
General and administrative	(84.4)	(45.8)	(27.5)
Foreign exchange gains (losses)	8.7	34.1	(62.9)
Gain on sale of long-term investment and note receivable	—	1.4	201.4
Change in fair value of derivative	135.7	—	—
Change in fair value of embedded derivatives	100.6	(45.0)	—
Loss on conversion of convertible credit facility	(154.3)	—	—
Write-down of carrying value of long-term investments	(0.5)	—	(7.1)
Write-down of carrying value of other long-term investments	—	—	(18.0)

Net loss from continuing operations	$(218.1)	$(276.6)	$(208.4)
Net (loss) income from discontinued operations	6.6	(3.6)	24.3

Net loss	$(211.5)	$(280.2)	$(184.1)

Net loss per share from continuing operations	$(0.43)	$(0.68)	$(0.52)
Net income (loss) per share from discontinued operations	0.01	(0.01)	0.06

Net loss per share	$(0.42)	$(0.69)	$(0.46)

Total assets	$3,218.4	$1,534.7	$742.2

Total long-term financial liabilities	$302.4	$583.0	$354.4

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international exploration and development company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:
•
A 100% interest in Ivanhoe Oyu Tolgoi (BVI) Ltd. that, together with a related company, holds a 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper and gold project now under construction in southern Mongolia.

•
A 57% interest in SouthGobi Resources, which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•
A 62% interest in Ivanhoe Australia, which is developing its copper-gold discoveries in the Cloncurry region of Queensland, Australia, and also is planning the development of its wholly-owned Merlin Project, a high-grade molybdenum and rhenium deposit.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.
In 2010, Ivanhoe Mines recorded a net loss of $211.5 million ($0.42 per share) compared to a net loss of $280.2 million ($0.69 per share) in 2009, representing a decrease of $68.7 million. Results for 2010 mainly were affected by $218.6 million in exploration expenses, $94.8 million in cost of sales, $84.4 million in general and administrative expenses, $32.8 million in interest expense, $154.3 million in loss on conversion of convertible credit facility and $42.7 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $79.8 million, $16.6 million in interest income, $8.7 million in mainly unrealized foreign exchange gains, a $135.7 million change in the fair value of a derivative and a $100.6 million change in the fair value of embedded derivatives.
Exploration expenses of $218.6 million in 2010 increased $41.5 million from $177.1 million in 2009. Exploration expenses included $134.5 million spent in Mongolia ($130.9 million in 2009), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $73.8 million incurred by Ivanhoe Australia ($41.5 million in 2009). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at December 31, 2010, was $1.3 billion. As at March 28, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.9 billion.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A. CORE INTERESTS AND ACTIVITIES
In 2010, Ivanhoe Mines expensed $218.6 million in exploration activities, compared to $177.1 million in 2009. In 2010, most of Ivanhoe Mines’ exploration activities were focused in Mongolia and Australia.
Exploration costs generally are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Year Ended
	December 31,
(Stated in $000’s of dollars)	2010	2009
Mongolia
Oyu Tolgoi (1)	$83,358	$107,381
Coal Division	49,175	21,499
Other Mongolia Exploration	2,007	2,004

	134,540	130,884
Australia	73,844	41,465
Indonesia	4,594	3,145
Other	5,648	1,568

	$218,626	$177,062

(1)
Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement among Ivanhoe Mines, Rio Tinto and the Government of Mongolia were satisfied. During 2010, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $911.0 million, which included development costs.

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT (66% owned)
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) with a strike length that extends over 23 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines began capitalizing Oyu Tolgoi development costs on April 1, 2010. In 2010, Ivanhoe Mines incurred exploration expenses of $83.4 million at Oyu Tolgoi, compared to $107.4 million incurred in 2009. During 2010, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $911.0 million, which included development costs.
Construction of Oyu Tolgoi copper-gold complex progressing toward start of commercial production in the first half of 2013.
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining planned to start at the near-surface Southern and Central Oyu deposits. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. The ore will provide feed for the commissioning of the concentrator in advance of the planned start of commercial production of copper-gold-silver concentrate in the first half of 2013.
An 85,000-tonne per day underground block-cave mining operation also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings. Current activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan.
Key and critical activities completed in 2010 and underway in early 2011 included:
•
Advancing contract negotiations for the supply and sale of copper-gold-silver concentrate to be produced from the project. Most of the concentrate initially is expected to go to major Chinese smelters.

•
The awarding of contracts to construct a 220-kilovolt electrical power line from Oyu Tolgoi to the Mongolia-China border. The plan is to initially import electrical power for the Oyu Tolgoi Project from Inner Mongolia, China, while an alternative electrical power source is developed within Mongolia, in accordance with terms of the Investment Agreement.

•
Conclusion of the competitive bidding process for the main infrastructure works, which include on-site infrastructure required to support mine operations and the 70-kilometre water pipeline to supply the concentrator.

•
Preparation of bidders’ packages for the 97-kilometre paved road from Oyu Tolgoi to the Mongolia-China border at Gashuun Sukhait, and the permanent domestic airport; contracts are expected to be awarded by end of Q2’11.

•
Ongoing work on the Shaft #2 headframe, which reached 40 metres of a total planned height of 97 metres by late Q1’11. Shaft-sinking work is planned to begin in September 2011. By late in Q1’11 construction of the shaft and ancillary facilities had reached 24.3% completion. The staging building, mine-dry and warehouse buildings were erected; mechanical and electrical installations will follow.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
Construction of the concentrator building shell continued to advance, with more than 5,200 tonnes of steel erected by late in Q1’11. Within the process, crushing, and material handling areas, more than 86,000 cubic metres of concrete have been poured. Shells for the SAG mills and ball mills, wrap-around motors and ball mill heads were received on site. By late Q1’11, construction in the concentrator area was 23.6% complete and ahead of schedule.

•	Completion of excavations for facilities for the primary ore crusher and pouring of the base mat in March 2011.
•	Completion of excavation of the tailings-thickening ponds and pouring of initial concrete.
•
Completion of the 35-kilovolt on-site power distribution loop reached 90% by late Q1’11. Commissioning began of the 12-megawatt first stage of the diesel power station, which will provide interim construction power.

•
The steady growth of the site workforce resumed in March 2011 and now exceeds 7,000 of which approximately 5,500 are working on site each day with the balance on leave, and the long-term operations camp is being utilized as it is commissioned.

•	As of late Q1’11, a total of more than 10.8 million individual safe hours had been worked at the site without a lost-time incident.
Land-use permitting for Oyu Tolgoi’s process water pipeline, the permanent airport and roads and electrical power transmission lines is awaiting Mongolian Government approval. These approvals are expected in Q2’11.
The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project and that Ivanhoe Mines has the right to initially obtain electrical power from inside or outside Mongolia, including China. The agreement also established that Ivanhoe Mines has the right to build or subcontract construction of a coal-fired power plant at an appropriate site to supply Oyu Tolgoi and that all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of mine production at Oyu Tolgoi.
Consistent with the provisions of the Investment Agreement, negotiations have been under way since late 2010 to arrange the purchase of electrical power from the power authority in Inner Mongolia, China, and to design and obtain permits to build a transmission line in China to the China-Mongolia border. At the border, the Chinese line would connect to a planned transmission line in Mongolia that would deliver the electrical power to the Oyu Tolgoi site. Previous discussions in 2003 resulted in the signing of a non-binding Memorandum of Understanding under which China’s Inner Mongolia regional government agreed to provide electrical power for Oyu Tolgoi at favorable industrial tariffs. Final approval for Oyu Tolgoi to import electrical power from China would require a bilateral agreement between the Mongolian and Chinese governments. Government-to-government discussions are expected to begin in Q2’11. (A more detailed description of the issues associated with the project’s infrastructure requirements, and the impact they may have on schedule, is contained in the section on “Risks and Uncertainties” on page 53).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Subject to completion of the necessary bilateral agreement, the permits and power-purchase tariffs are expected to be expedited to ensure that imported electrical power will be available at the Oyu Tolgoi site by mid-2012. In the meantime, additional diesel-generation capacity has been approved to meet the project’s ongoing requirements during construction.
$2.3 billion capital budget approved for ongoing construction in 2011
In December 2010, Ivanhoe Mines announced that a $2.3 billion capital budget had been approved for 2011 in what will be the peak year of construction activity on the first phase of the Oyu Project.
Principal elements of the 2011 construction program include:
•
$561 million for the copper-gold-silver concentrator, which will see complete enclosure of the building, completion of steel work for the overland ore conveyor, installation of one of four ball mills and installation of all materials-handling equipment in the pebble crusher.

•
$186 million to purchase the initial mining fleet of trucks, shovels and ancillary equipment, and to start pre-stripping of the Southern Oyu open-pit mine. The mining fleet will include 290-tonne trucks that will help to move an estimated 112 million tonnes per year of ore and waste — a 12% increase over an earlier plan.

•
$713 million for project infrastructure and electrical power, including completion of the central substation, completion of the process-water supply, completion of the truck maintenance shop and completion of phases one and two of the operations camp.

•
$211 million for ongoing underground mine development at the Hugo North Deposit, construction of the headframe on Shaft #2 and further sinking of Shaft #2, which are critical elements of the development of the block-cave mine planned to begin production in 2015.

In addition to the $2.3 billion capital budget, approval also was received for an additional $150 million budget for the 2011 Ulaanbaatar office operations, and $100 million for the second tax prepayment due to be made by June 30, 2011.
$3.5 billion in capital budgeted to reach start of concentrator commissioning in 2012
The 2011 project budget was approved after the Ivanhoe Mines and Oyu Tolgoi LLC boards and the joint Technical Committee reviewed current estimates of projected capital requirements through to project completion. The reviews included cash requirements from January 1, 2011, for the completion of the Southern Oyu open-pit mine; completion of the 100,000-tonne-per-day concentrator; and advancing construction on elements of the Hugo North underground mine, including the Shaft #2 headframe, sinking of Shaft #2, completion of final design and ongoing development of the underground mine.
Total capital required for phase one — from January 1, 2011, to the start of commissioning of the ore processing plant is projected to be $3.5 billion. This includes approximately $2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electrical power, water, roads, a paved airport runway and Mongolian-designed passenger terminal; it also includes taxes and continued underground development of the phase-two Hugo North mine.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project in 2013 is expected to total approximately $4.5 billion.
Oyu Tolgoi phase-one future capital requirements, 2011-2013
($ amounts have been rounded)

Future capital requirements (direct & indirect)	US$ billions
2011 Includes $172 million in Value-Added Tax and $48 million in customs duties and taxes	$2.3
2012 — projected initial Oyu Tolgoi production Q4, 2012 Includes $195 million in Value-Added Tax and $54 million in customs duties and taxes	$2.0
2013 — projected commercial production H1, 2013 Includes $10 million in Value-Added Tax and $2 million in customs duties and taxes	$0.2

Total future capital requirements 2011-2013	$4.5

The 2011-2013 estimate also includes a total of approximately $1 billion that has been allocated to cover: 1) Value-Added Tax payments to the Mongolian government ($377 million); 2) customs duties and other taxes ($104 million); 3) contingency allowances ($403 million); and 4) escalation allowances ($159 million). Individual contracts and sub-contracts also have built-in contingency and escalation allowances. By the end of 2010, capital expenditures on the progress of Oyu Tolgoi’s development totalled $1.4 billion.
2011-2013 capital estimates include almost $500 million toward development costs for phase-two Hugo North underground mine
The $4.5 billion phase-one capital costs projected between 2011 and 2013 include an allocation of $498 million, not including taxes and other associated costs, to continue ongoing development work on the Hugo North underground mine that will form the second phase of Oyu Tolgoi’s planned production.
One key item is the ongoing construction of the 31-storey-high Shaft #2 headframe and sinking of the 10-metre-diameter, concrete-lined shaft, planned to have a total depth of 1,335 metres below surface. Shaft #2 will be the first production shaft and the key personnel and materials shaft for the Hugo North block-cave mine.
Phase-one capital costs also will cover the underground lateral development program, geotechnical program and mine planning and expansion studies through to mid-2012. Final design of the underground mine is set for 2012, when decisions will be made about the mine’s optimum production rates.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Capital invested in phase-one construction to support future expansion
The engineering and construction stages have recognized the need to accommodate a major increase in ore processing capacity in the future while minimizing potential disruption to operations that will be underway at the time.
Wherever possible, Oyu Tolgoi has taken the opportunity to allow for expansion with minimal impact on operations. Oyu Tolgoi’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, Oyu Tolgoi is building a third reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50% to 60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, can supply water for processing up to 160,000 tonnes a day. Oyu Tolgoi also has allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Studies examining options to process additional underground ore and stockpiled open-pit ore are ongoing.
Pre-stripping of open-pit mine expected to begin in August 2011
The open-pit operation is on schedule to begin pre-stripping over the Southern Oyu deposits in mid-2011. All operational-readiness activities currently are on schedule.
During 2010 and Q1’11, the following major steps were accomplished in the development of the open pit:
•
Final selection was made of the open-pit mining fleet, with purchase orders issued to international manufacturers. All major mining equipment has been secured in line with the open-pit pre-stripping schedule.

•	The tender for the explosives service contract was released in the fourth quarter of 2010 and a supplier was selected in Q1’11.
Underground development of Hugo North Mine proceeding to schedule
The development of the first lift of the underground block-cave mine at the Hugo North Deposit continued successfully during 2010. Lateral mine development on the 1,300-metre level at Hugo North is ahead of schedule, achieving an advance during 2010 of 3,781 metres — 113 metres ahead of the plan.
Raise-bore drilling for the first of two ventilation shafts near Shaft #1 continued through the lower fault zone. Progress continued through Q1’11, with raise pilot drilling from the 512-metre level to the 1,300-metre level.
Engineering is continuing for the upgrade of the Shaft #1 hoisting system; one objective being to reduce the expected hoisting down-time below the planned 100 days.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Construction of the reinforced-concrete headframe for Shaft #2 progressed to plan during the winter, despite cold weather during November and December 2010. Earthworks backfilling progressed as weather permitted and pouring of concrete proceeded as planned. Construction at the end of 2010 was ahead of schedule, achieving a rate for the year of 19.3%, a gain over the planned target of 18%. To date, 27% of the structural steel has been erected at Shaft #2 and 37% of the concrete has been poured.
The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to begin in 2015.
Landmark funding agreement between Ivanhoe Mines and Rio Tinto a key to full-scale construction of Oyu Tolgoi’s first phase
In December 2010, Ivanhoe Mines and Rio Tinto reached a comprehensive agreement covering a series of measures intended to provide funding to complete the accelerated, full-scale construction of the first phase of the Oyu Tolgoi Project. As part of the arrangements made pursuant to the agreement, Ivanhoe Mines is working with Rio Tinto to finance the Oyu Tolgoi Project in accordance with the Shareholders’ Agreement.
The full series of funding measures, including an interim funding facility from Rio Tinto and cash on hand available to Ivanhoe Mines, could increase to $6.5 billion the pool of development capital available to Ivanhoe Mines to bring the Oyu Tolgoi Project into full production and also to finance associated investments.
As part of the agreement, Rio Tinto committed to participate directly in Ivanhoe Mines’ $1.18 billion rights offering that was completed in February 2011.
In addition, Rio Tinto agreed to work closely with Ivanhoe Mines to complete a major project-finance package that Ivanhoe Mines is negotiating with a group of international financial institutions, government credit agencies and commercial banks.
The terms of the expanded and renewed relationship between Ivanhoe Mines and Rio Tinto were established under a legally-binding Heads of Agreement that was approved by the Ivanhoe Mines Board of Directors and Rio Tinto’s Investment Committee.
The agreement arranged for Ivanhoe Mines to acquire funds for Oyu Tolgoi through a schedule of equity investments commitments by Rio Tinto, including Rio Tinto’s exercise of all of its rights under the Ivanhoe Mines’ rights offering.
Rio Tinto working with Ivanhoe Mines to complete international project-finance package of up to $3.6 billion
Ivanhoe Mines and Rio Tinto committed to work together to achieve a project-finance package for Oyu Tolgoi, which the companies are targeting to have in place by the second half of 2011. Ivanhoe Mines announced in 2010 that discussions were progressing with a group of international financial institutions on a proposed long-term, limited-recourse, project-financing package of up to $3.6 billion. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. As discussions continue, other government credit agencies and commercial banks are expected to be added to the core group of lenders.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Final terms of a third-party project-finance package for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Part of the project-finance package would be used to refinance any drawdowns under the interim funding facility, outlined below, if funds from the interim facility have been required. With project financing secured, total resources available to finance the Oyu Tolgoi Project, including foreseen expansions and associated investments, would be up to $6.5 billion.
Rio Tinto committed to provide $1.8 billion interim funding facility to Ivanhoe Mines
Rio Tinto has committed to provide Ivanhoe Mines with an initial, non-revolving interim funding facility of $1.8 billion to sustain Oyu Tolgoi construction while a project-finance package is being negotiated. The interim facility will be drawn upon only after all the proceeds allocated for the development of Oyu Tolgoi from the rights offering and from the exercise of warrants have been utilized for the development of Oyu Tolgoi and if the project-finance package has not yet become available for disbursement. The interim facility will be on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.
The function of the interim funding facility is to ensure that Ivanhoe Mines has the required financial resources to continue building the Oyu Tolgoi Project without interruption, even if there is an unexpected delay in securing the project-finance package. The interim funding facility, if drawn upon, is intended to be refinanced with funds to be provided under the project-finance package.
Rio Tinto to assume management of Oyu Tolgoi Project under agreement pending approval
Ivanhoe Mines and Rio Tinto reached agreement in 2010 on terms for a contract, subject to approval of the Oyu Tolgoi LLC board, under which Rio Tinto will assume the right to manage the Oyu Tolgoi Project. Rio Tinto, as Project Manager, will have full authority over the remaining construction, mining, production of concentrate and future smelting/refining, if any, including the appointment of senior management for the Oyu Tolgoi Project. The contract has not yet been submitted to the Oyu Tolgoi LLC board for consideration.
Ivanhoe Mines will continue to directly manage ongoing exploration on the Oyu Tolgoi licences outside the projected life-of-mine area. Budgets greater than $30 million a year (escalated for inflation) will require approval of the Rio Tinto Project Manager.
Ivanhoe Mines and Rio Tinto agreed to jointly establish a working group to study proposals for electrical power, infrastructure and smelting/refining for Oyu Tolgoi. The working group will consult with representatives of Erdenes MGL LLC (Erdenes) in developing proposals to be submitted to the Oyu Tolgoi LLC board. Erdenes is the wholly-state-owned company established by the Mongolian Government to hold its 34% equity interest in Oyu Tolgoi LLC.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Under the Shareholders’ Agreement, Ivanhoe Mines appoints six of the nine Oyu Tolgoi LLC directors. The other three directors are appointed by the Mongolian Government. Under the Ivanhoe Mines-Rio Tinto Heads of Agreement, Ivanhoe Mines will continue to select three of its six allocated directors and Rio Tinto will select the remaining three directors allocated to Ivanhoe Mines.
Critical mining and milling equipment acquired
In March 2010, Ivanhoe Mines used $195.4 million of the $241.1 million of proceeds received from the issue of 15 million common shares to Rio Tinto to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
The equipment included principal components for the phase-one concentrator, including two, 38-foot-diameter, semi-autogenous grinding (SAG) mills, four ball mills, re-grind mills, crushers, motors, gearless drives, conveyors, flotation cells and the hoist and major components for the sinking of Shaft #2.
Much of the equipment originally was ordered by Ivanhoe Mines from various manufacturers during its negotiation of an Oyu Tolgoi Investment Agreement with the Mongolian Government. Ivanhoe Mines subsequently transferred ownership of the equipment to Rio Tinto in August 2008 under an agreement between the companies. Additional equipment also was acquired by Rio Tinto directly from suppliers. At the time, Ivanhoe Mines required funds for the ongoing development of Oyu Tolgoi. The equipment-sale agreement with Rio Tinto ensured that the procurement and delivery schedules for the critical, long-lead-time major mining and milling equipment were protected while Ivanhoe Mines and Rio Tinto worked with the Mongolian Government to conclude the Investment Agreement, which subsequently was signed in 2009.
Skills-training and community programs well advanced
The Oyu Tolgoi Project staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. In mid-March 2011, approximately 4,200 Mongolians were employed by the project. These construction employees will form the bulk of the eventual production workforce, particularly within the open-pit operations. For those areas requiring specialized skills, such as activities in the concentrator, specific five-year training programs have been established in conjunction with the Mongolian Ministry for Education that are designed to introduce world-class curricula and technology to vocational training schools and universities.
Completion of design and construction of onsite training facilities occurred in Q1’11. Training materials for the concentrator, open pit and underground are being developed. All critical training hires were in place by the end of Q1’11.
Priorities for early 2011 were to finalize strategy, a process, an action plan, a calendar and tools for the assessment of existing employees on the construction site for potential transition to ongoing operations from August 2012.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Principal community development activities in 2010 included:
•	Release of the Community Health, Safety and Security Program and a Health Impact Assessment Report for local communities.
•	Ongoing establishment of the Oyu Tolgoi Cultural Heritage Program, including formation of an advisory board.
•	Reviews of local regional planning and infrastructure, and formation of the South Gobi Regional Development Council.
•	Local procurement activities to identify and develop small-, medium- and large-sized businesses with capacities to support Oyu Tolgoi and surrounding communities.
•	Development of a participatory environmental monitoring program focusing on water management and pasture-land conservation, with the assistance of local communities.
Mongolian Government joined Ivanhoe Mines and Rio Tinto as an Oyu Tolgoi partner in 2010
On March 31, 2010, the Mongolian Government confirmed that the procedural and administrative conditions contained in the Oyu Tolgoi Investment Agreement had been satisfied or waived within the allocated six-month period that followed the agreement’s official signing on October 6, 2009, thereby ensuring that the Investment Agreement had taken full legal effect.
The Oyu Tolgoi Investment Agreement established a comprehensive framework for maintaining a long-term, stable tax and operating environment for the construction and operation of the Oyu Tolgoi Project.
On May 31, 2010, the Mongolian Government formally obtained its 34% interest in Oyu Tolgoi’s licence holder, Oyu Tolgoi LLC, upon receipt of fully registered shares of Oyu Tolgoi LLC. Ivanhoe Mines holds a controlling 66% interest in Oyu Tolgoi LLC. Provisions of the Investment Agreement address the nature and terms of the parties’ respective investments in the Oyu Tolgoi Project, the long term protection of those investments and the right to realize the benefits from such investments, as well as the commencement of mining operations with carefully analyzed, minimal environmental impacts and progressive rehabilitation, the social and economic development of the South Gobi Region and the training and employment of thousands of Mongolians as new workers.
The Shareholders’ Agreement, which accompanied the execution of the Investment Agreement and also signed on October 6, 2009, established the basis upon which the Mongolian Government, through its wholly-state-owned company, Erdenes, holds its 34% equity interest in Oyu Tolgoi LLC. The Shareholders’ Agreement provides the terms that govern the respective rights and obligations of the shareholders of Oyu Tolgoi LLC, Ivanhoe Mines and Erdenes. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines will assume or arrange financing for the Oyu Tolgoi Project and for Erdenes’ portion of the investment capital needed for the Project.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
First of two agreed prepayments of Mongolian taxes made in 2010
On October 6, 2009, as an adjunct to the Investment Agreement, Oyu Tolgoi LLC agreed to purchase three Treasury Bills (T-Bills) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115 million, was purchased by Oyu Tolgoi LLC on October 20, 2009 for $100 million and will mature on October 20, 2014.
During discussions with the Mongolian Government in March 2010 that led to satisfaction of the Investment Agreement’s conditions precedent, the Mongolian Government requested an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Ivanhoe Mines subsequently agreed to make two tax prepayments rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115 million respectively.
•	The first tax prepayment of $50 million was made on April 7, 2010.
•
The second tax prepayment of $100 million will be made within 14 days of Oyu Tolgoi LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or on June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding from the date on which such prepayments are made to the Mongolian Government by Oyu Tolgoi LLC. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including all accrued interest, on the fifth anniversary of the date the tax prepayment was made by Oyu Tolgoi LLC to the Mongolian Government.
Exploration
Less than half of Oyu Tolgoi mineralized trend has been extensively drill tested
New copper-molybdenum-gold zone discovered on Ivanhoe-BHP Billiton joint venture licence
In March 2011, Ivanhoe Mines announced that Ivanhoe Mines and BHP Billiton Ltd. have discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a total of more than 23 kilometres.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe Mines’ joint-venture partnership with BHP Billiton, formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs and conducting an airborne survey using BHP Billiton’s proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.
Twenty-five drill holes totalling 6,561 metres, ranging in depth from 182 metres to 377 metres, defined the new zone of shallow porphyry copper mineralization over an area of 600 metres by 300 metres. Most of the holes are vertical and were drilled on a 100-metre-square grid. The mineralized zone starts beneath 60 to 80 metres of Cretaceous clay and gravels, indicative of a near-surface deposit with open- pit mining potential. Ivanhoe Mines’ geologists believe that the near-surface copper mineralization discovered to date at Ulaan Khud North may be part of a much larger deposit.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Mineralization occurs in quartz monzodiorite, similar to mineralized quartz monzodiorites at Oyu Tolgoi. A total of 23 of the 25 drill holes drilled at Ulaan Khud North intersected the mineralized quartz monzodiorite. The mineralization is porphyry-style stockwork, disseminations and massive veins of chalcopyrite, with molybdenite disseminations and veinlets and trace bornite. Many holes encountered mineralization with greater than 1% copper in multiple individual one-metre samples, while almost all holes have longer intervals of mineralization grading greater than 0.3% copper. Numerous post-mineral intrusive rocks cut the mineralized quartz monzodiorite and define the boundaries of most mineralized intervals.
The mineralization at Ulaan Khud North starts as shallow as 60 metres below surface, much higher than the mineralized zone at Hugo Dummett to the south. The fact that Ulaan Khud North occurs in similar Devonian host rocks to Hugo Dummett suggests that the main Oyu Tolgoi porphyry system trend is relatively shallow in this area and that potential for surface-mineable targets still exists within the Oyu Tolgoi trend and Ulaan Khud North in particular.
The Ulaan Khud North property adjoins the Shivee Tolgoi Entrée Gold—Ivanhoe Mines joint venture property.
A Pre-Mining Agreement for the Ulaan Khud North licence was received from the Government of Mongolia. It specifies that Ivanhoe Mines and BHP Billiton have three years to conduct additional exploration, complete an environmental impact study, prepare a final feasibility study and gain approval for the design for the project. The agreement also specifies that a Technical and Economical Study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia (MRAM) by June 30, 2013.
Additional 5,000 metres of underground drilling and 27,000 metres of exploration drilling in 2010
During 2010, Ivanhoe Mines completed another extensive drilling program on the Oyu Tolgoi Project comprised of 6,196 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes); 5,011 metres of underground geotechnical drilling; 8,392 metres of condemnation drilling; and 27,840 metres of exploration drilling.
Of the exploration drilling, 16,152 metres were completed at the Heruga North Zone in six holes drilled in three, 300-metre-spaced sections stepping out to the southwest toward the Heruga Deposit from the original discovery hole at Heruga North (OTD1487). This drilling included seven wedges to increase the spread of the deep drilling. Holes on all sections intersected significant copper and gold mineralization. Although the overall limits of the Heruga North system have yet to be defined, an approximate 2.5-kilometre northeast-trending corridor, from the Heruga Deposit in the south to the Solongo Fault in the north, is potentially mineralized over a height of at least 700 metres and width of up to 700 metres.
Deep drilling also is ongoing, approximately 800 metres north of the Hugo North Deposit, where previous drill holes intersected weak mineralization at the top of the Oyu Tolgoi Trend. To date, 4,347 metres have been drilled in the EGD147 section consisting of one main hole and two daughter holes.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
At the Javkhlant I induced-polarization (IP) anomaly at the southern-most end of the Oyu Tolgoi Trend, 2,729 metres of diamond drilling were completed. Hole EJD0035A intersected 24 metres of 1.14% copper from a down-hole depth of 1,426 metres, within a thick, advanced, argilically-altered sequence comparable to the sequence intersected at the top of the Hugo Dummett Deposit.
On September 28, 2010, Ivanhoe Mines announced that Hole OTD1510 had intercepted almost one kilometre of near-continuous copper and gold mineralization, making it the longest exploration drill intercept of copper and gold mineralization recorded since Ivanhoe Mines began drilling at the Oyu Tolgoi Project in 2000. Hole OTD1510 intercepted 112 metres grading 1.36 grams of gold per tonne (g/t) and 0.34% copper, with a copper-equivalent grade of 1.21% (CuEq), at a down-hole depth of between 2,286 and 2,398 metres. The intercept included 20 metres grading 3.78 g/t gold and 0.64% copper, with a copper-equivalent grade of 3.06%, at a down-hole depth of between 2,376 and 2,396 metres, and six metres of 8.4 g/t gold and 0.66% copper, with a copper-equivalent grade of 6.05%, at a down-hole depth of between 2,388 and 2,394 metres.
Individual two-metre samples near the bottom of Hole OTD1510 returned gold assays of approximately 10 grams per tonne — among the highest gold grades ever drilled at Oyu Tolgoi. Over the entire 938- metre intercept, OTD1510 averaged 0.42 g/t gold and 0.46% copper, with a copper-equivalent grade of 0.76%, at a down-hole depth of between 1,460 and 2,398 metres (true depth below surface of between approximately 1,200 and 1,885 metres). A table containing mineralized intercepts in Hole OTD1510 and other Heruga North holes is contained in the Ivanhoe Mines’ news release.
Less than half of the mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program using a proprietary, IP technology was successfully completed along the entire trend during 2010. Detailed evaluation of the data is expected to identify and refine further targets.
MONGOLIA
SOUTHGOBI RESOURCES (57% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
The major trans-shipment terminal at Ceke, across the border in China, has rail connections directly to key industrial markets in China. A north-south railway line connects Ceke with Jiayuguan City in Gansu Province and other markets in China’s interior. An east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be in commercial operation in 2011. This line is expected to have an initial capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. The line will enable coal to be shipped to markets to the east, such as the region around Baotou and Hebei Province, and to ports further east, on China’s Bohai Gulf.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
During June 2010, SouthGobi began construction of a coal-handling facility at the Ovoot Tolgoi Mine. The facility will include a 300-tonne-capacity dump hopper, which will receive run-of-mine coal from the Ovoot Tolgoi Mine and feed a rotary breaker that will size coal to a maximum of 50 millimetres and reject oversize ash. The facility also will include dry-air separators as an additional stage, through the insertion of dry-air separation modules, and is expected to be completed at the end of 2011. Interim screening operations will continue at Ovoot Tolgoi until the permanent coal-handling facility is completed.
In 2010, SouthGobi had sales of 2.5 million tonnes at an average realized price of approximately $35 per tonne. This was an improvement over the 1.3 million tonnes sold in 2009 at an average realized selling price of $29 per tonne. Revenue increased from $36.0 million in 2009 to $79.8 million in 2010 due to the higher sales volume and a higher realized average price.
In 2010, the cost per tonne of coal sold by SouthGobi increased, compared to 2009. The cost per tonne sold was higher in 2010 due to:
•	the realignment of the Sunset open pit, which began in December 2009 and was completed in Q2’10;
•	fleet issues experienced in 2010;
•	higher input costs, such as fuel and the screening of some coals, which resulted in a recovery loss; and
•	additional screening costs.
SouthGobi began screening some coals in Q3’10. However, the cost per tonne improved through Q4’10 as production increased.
Cost of sales was $94.8 million in 2010, compared to $29.4 million for 2009. The increase primarily was due to the increased sales volume, increased cash costs and the impairment of the raw, higher-ash coal stockpiles in Q3’10. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
The average price realized increased in 2010, compared to 2009, as individual contract pricing increased throughout 2010. For Q1’11, SouthGobi expects to set a new quarterly record for the realized average sales price for its coal. Prices of individual coal products have increased between 15% and 25% on average on a mine-gate equivalent basis (i.e., for direct sales in China, considering revenue less outbound transport costs and fees). SouthGobi expects that with the changed individual product pricing, compared with a sales mix more weighted toward the semi-soft coking coal for Q1’11, the total average realized selling price per tonne should increase more than 50% over the level for Q4’10.
Sales volumes for Q1’11 are expected to be substantially lower than for Q4’10 due to a) inclusion in Q4’10 of a large amount of stock-piled coal, which added to volumes; and b) there generally are fewer shipping days in the first quarter of each year due to the Chinese lunar new year holidays and the Mongolian Tsagaan Sar festival, which result in periodic closures of the border. However, SouthGobi expects coal sales for Q1’11 to exceed the 426,000 tonnes sold in Q1’10.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Investment in Aspire Mining Limited
In December 2010, SouthGobi completed a private placement with Aspire Mining Limited (Aspire) (ASX:AKM). SouthGobi acquired 105.9 million common shares of Aspire at a price of A$0.19 per share, for an aggregate purchase price of approximately A$20.1 million, which resulted in SouthGobi holding approximately 19.8% of Aspire. Aspire is a coal resource company whose projects include the Ovoot Coking Coal Project in northern Mongolia.
Regional coal exploration
A number of SouthGobi’s exploration licences are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit.
The 2010 exploration program, which began in March, included drilling, trenching and geological reconnaissance on a number of licence areas identified as having good potential for coking and thermal coal deposits.
Exploration activities included completion of 60,646 cubic metres of trenching and more than 109,600 metres of drilling (core and reverse circulation). Key targets included the Soumber Deposit, fields surrounding the Soumber Deposit and also the SW target, which is approximately six kilometres southwest of the Ovoot Tolgoi Complex.
The drilling program focused primarily on further definition of known coal occurrences, with the intention to bring them to a NI 43-101-compliant definition stage and to allow for registration with the Mongolian Government as the next step toward expanding SouthGobi’s mining-licence holdings.
Global equity offering raised C$459.0 million in conjunction with Hong Kong listing
On January 29, 2010, SouthGobi closed a global equity offering of 27.0 million common shares at a price of C$17.00 per common share, for gross proceeds of C$459.0 million.
In conjunction with the closing of the global equity offering, SouthGobi commenced trading on the Main Board of the Hong Kong Stock Exchange under the symbol HK: 1878.
China Investment Corporation converted $250.0 million of its convertible debenture
On March 29, 2010, a wholly-owned subsidiary of China Investment Corporation (CIC), at SouthGobi’s request, converted $250.0 million of its convertible debenture into common shares of SouthGobi at a conversion price of C$11.88 per share. As a result of the conversion, Ivanhoe Mines’ ownership interest in SouthGobi was reduced to approximately 57%.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
AUSTRALIA
IVANHOE AUSTRALIA (62% owned)
Ivanhoe Australia incurred exploration expenses of $73.8 million in 2010, compared to $41.5 million in 2009. The increase was largely related to costs incurred for the Merlin molybdenum and rhenium project pre-feasibility study and the commencement of the decline to access the Merlin Deposit.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Osborne, Mount Dore and Mount Elliott. During 2010, work focused on acquisition of the Osborne Copper and Gold Operation (Osborne), the completion of the equity raising, the pre-feasibility study of the Merlin molybdenum and rhenium project and work on the decline to access the Merlin Deposit.
Strategic acquisition of Osborne Complex completed
On September 30, 2010, Ivanhoe Australia completed the strategic acquisition of the Osborne Complex, which includes a two-million-tonne per annum concentrator, infrastructure and tenements. Osborne is a significant purchase for Ivanhoe Australia. It is advancing Ivanhoe Australia’s plans for molybdenum and rhenium production and providing an opportunity for supplementary copper and gold production. Importantly, the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status in 2012, well ahead of previous plans.
Consideration for the acquisition of the Osborne Complex consisted of A$17.2 million in cash; a 2% Net Smelter Return royalty capped at A$15.0 million from ore extracted only from the Osborne tenements; and the assumption of all site environmental obligations, including the provision of an EPA Financial Assurance of A$18.4 million (discounted).
Implementation of Ivanhoe Australia’s integration of its Osborne Complex and Cloncurry sites is progressing well, with the following key initiatives undertaken during 2010:
•
Clearing and permitting was conducted for the 53-kilometre road linking the Merlin Project with the Osborne Complex. Construction of the road is expected to begin in Q2’11, following completion of a tendering process in Q1’11.

•
Approximately 35 former Osborne employees subsequently have joined Ivanhoe Australia, including a number of Osborne’s key operating managers and supervisors. Their skills and knowledge will help to ensure a high standard of care and maintenance, facilitate mining studies of copper-gold sources and assist with Ivanhoe Australia’s smooth transition from development to operation.

•
Ivanhoe Australia conducted a competitive tendering process for the sale of excess volumes of contracted natural gas identified at the Osborne Complex to Q1’12. Sale negotiations were concluded in early October 2010, resulting in net savings of approximately A$4 million to Ivanhoe Australia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A$269 million equity raising completed in 2010
In September 2010, Ivanhoe Australia completed its accelerated, non-renounceable, pro rata entitlement offer, raising gross proceeds of approximately A$269 million. The entitlement offer was well supported by Ivanhoe Australia’s current international institutional shareholders, while also attracting a large number of new domestic investors.
The shares offered under the entitlement offer consisted of one ordinary share and one-half of one option, with each full option entitling the holder to acquire one Ivanhoe Australia ordinary share until September 20, 2011, at a price of A$3.38. A total of 46,729,404 options were issued under the entitlement offer, which could raise a further A$158 million.
Secondary listing gained on the Toronto Stock Exchange
On November 12, 2010, Ivanhoe Australia’s common shares began trading on the Toronto Stock Exchange (TSX). There was no equity offering as part of the TSX Listing. The dual listing enhances Ivanhoe Australia’s access to the international pool of resource investors.
Underground decline roadway to access Merlin molybdenum and rhenium well underway
The Merlin Deposit is the lower-most mineralized zone in the Mount Dore Deposit, starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. The mineralization thins to the north, where it also has been noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southern-most extent of molybdenum mineralization of economic interest found to date.
In August 2010, Ivanhoe Australia released an updated independent resource estimate for the Merlin Deposit prepared by Golder Associates, of Brisbane, Australia.
The pre-feasibility study was not completed in November 2010 as planned due to further work that was required to investigate a number of additional options relating to the molybdenum roaster design and physical location of plant infrastructure arising from the purchase of the Osborne Complex. The Merlin pre-feasibility study is nearing completion and is expected to be completed in Q2’11. Environmental permitting will be undertaken in parallel with the studies and is expected to be available at the end of the feasibility study, which is expected by Q3’11.
Construction of the Merlin underground access decline began in Q3’10; the box cut was completed and the first blast for the decline portal was on December 6, 2010. To date, the decline has advanced over 579 metres. It is expected that the decline will be adjacent to the Little Wizard Deposit by Q4’11.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Mount Dore Deposit
The Mount Dore heap-leach solvent extraction-electrowinning scoping study continued, with a final report expected in Q2’11. Work undertaken included a preliminary open-pit assessment, metallurgical test work, recovery modelling, preliminary engineering and preparation of capital cost and operating cost estimates.
In August 2010, Ivanhoe Australia released an updated, independent resource estimate for the Mount Dore Deposit prepared by Golder Associates of Brisbane, Australia.
Mount Elliott Project
The Mount Elliott Project hosts three principal zones of copper-gold mineralization: Mount Elliott, SWAN and SWELL. Mineralization primarily is hosted in banded and brecciated calc-silicates and is associated with albite-pyroxene-magnetite-chalcopyrite-pyrite alteration.
In October 2010, Ivanhoe Australia released an updated, independent resource estimate for the Mount Elliott Project prepared by AMC Consultants. A detailed scoping study began in January 2011 which will evaluate the mining of the higher-grade portion of the SWAN zone from underground and also an open pit to mine the top of the SWAN zone and the remaining mineralization around and beneath the old Mount Elliot mine. The study also will evaluate the possibility of processing ore at the Osborne Complex. Metallurgical testing of the SWAN mineralization has indicated high metal recoveries and readily saleable concentrates for the sulphide ores.
Regional exploration
Ivanhoe Australia holds 17 Exploration Permits for Minerals (EPMs) and 20 Mining Leases covering a total of 2,102 square kilometres. Ivanhoe Australia also has 23 EPM applications in process, covering 3,396 square kilometres. The Osborne EPMs total 369 square kilometres (including the Goldminco joint venture of five sub-blocks and 16 square kilometres). Exco joint venture EPMs total 563 square kilometres.
Regional geophysics included interpretation of the seismic surveys carried out in 2009 and comprising 75 kilometres of traverses on eight lines. Airborne geophysics in 2010 included a program of airborne radiometric and magnetic surveys covering more than 44,000 line kilometres, as well as a helicopter-borne sub-audio magnetic (Heli SAM) survey over four areas totalling 180 square kilometres.
Exploration drilling (excluding Mount Dore, Merlin and Mount Elliott) in 2010 included 23,296 metres of diamond drilling (compared to 13,000 metres in 2009) and 15,115 metres of reverse-circulation drilling (9,300 metres in 2009) at 30 prospects. Results included significant drill intercepts of copper, gold, molybdenum and uranium mineralization on the Elana M Trend (including Lanham’s Shaft and Barnes Shaft), as well as copper and gold intercepts at Starra 222 and Houdini. The Elana M Trend is a nine-kilometre-long structural belt approximately 50 kilometres north of the Merlin Deposit.
Drilling also continued on various prospects along the Mount Dore Belt, targeting copper-gold prospects, molybdenum-rhenium and cobalt mineralization.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
In March 2010, Ivanhoe Mines increased its interest from 49% to 50% in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project following the successful completion of the pre-feasibility study in Q3’10.
The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.
Updated Indicated Mineral Resources announced for Kyzyl Project
In February 2011, Ivanhoe Mines and Altynalmas Gold announced updated NI 43-101 Mineral Resources for the Bakyrchik Deposit based on drill results available up to December 1, 2010.
Altynalmas Gold is continuing its drilling program designed to continue the delineation of resources and reserves at the Kyzyl Gold Project that are compliant with NI 43-101 standards. A total of 78,020 metres were drilled during 2010. An additional 25,000 metres are planned to be completed during 2011 on the recently enlarged Bakyrchik Mining Lease and a further 50,000 metres are planned to begin the delineation of the numerous satellite deposits on the surrounding exploration licence.
Kyzyl Project feasibility study proceeding on schedule
The definitive feasibility study on the Bakyrchik Deposit began in September 2010 and is expected to be completed in Q2’11. The feasibility study is being conducted in conjunction with detailed engineering work. Tender requests have been circulated for the fabrication of long-lead items, including an oxygen plant and dry-grinding mill. Procurement of long-lead items is expected to begin during Q2’11. Altynalmas Gold expects to begin construction of a 1.5-million-tonne per year fluidized-bed roasting plant to process the project’s refractory ores in 2011.
The gold deposits consist of a series of mineralized lenses, or lodes, lying within a large shear zone. Gold mineralization is hosted within sheared carbonaceous sediments of the fault zones and principally is contained within sulphide mineralization occurring in association with quartz stockworks, which crosscut and parallel the foliation of the sediments.
Altynalmas Gold is investigating financing options for the Kyzyl Gold Project that include, but are not limited to, an initial public offering, strategic investors, project financing or continued financing from existing shareholders.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
OTHER EXPLORATION
During 2010, Ivanhoe Mines had active exploration programs in China, Indonesia, the Philippines and in Mongolia outside of the Oyu Tolgoi licences. These programs principally are being conducted through joint ventures and are focused on orogenic gold, porphyry-related copper-gold, epithermal vein and breccia-hosted gold-silver and copper deposits. Exploration involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and, in some cases, scout diamond drilling. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Canada and Latin America. Except for China, exploration was ongoing in all these regions at the end of 2010.
OTHER DEVELOPMENTS
Highly successful strategic rights offering completed in 2011
In February 2011, Ivanhoe Mines closed its strategic rights offering in which all existing shareholders, subject to applicable law, were able to participate on a pro rata basis in purchasing additional common shares. The offering generated $1.18 billion in gross proceeds, to be used primarily to advance development of the Oyu Tolgoi Project.
Upon the closing of the rights offering, Ivanhoe Mines issued a total of 84.9 million common shares, which represented 99.5% of the maximum number of common shares that were available under the rights offering.
The funds that have been raised significantly enhance Ivanhoe Mines’ capital position and its ability to sustain the pace of full-scale construction at Oyu Tolgoi towards the target of commercial production in 2013.
Ivanhoe Mines’ Executive Chairman and Chief Executive Officer Robert Friedland and Rio Tinto, the two largest shareholders in Ivanhoe Mines, exercised all of their respective rights that were issued to them in the rights offering. Mr. Friedland also purchased an additional 1.5 million rights on the open market and exercised them to acquire additional common shares. Mr. Friedland’s ownership stake in Ivanhoe Mines now is 15.5%.
Rio Tinto’s ownership stake in Ivanhoe Mines increased from 19.7% to 42.1%
Rio Tinto, through a series of transactions, increased its investment in Ivanhoe Mines from 19.7% at the start of 2010 to 42.1% in early 2011.
In March 2010, Ivanhoe Mines issued 15.0 million common shares to Rio Tinto at C$16.31 per share for total proceeds of C$244.7 million ($241.1 million). Ivanhoe Mines used C$198.2 million ($195.4 million) of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project. With this transaction, Rio Tinto increased its ownership in Ivanhoe Mines from 19.7% to 22.4%.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In June 2010, Rio Tinto exercised its 46.0 million Series A warrants four months ahead of schedule and Ivanhoe Mines issued 46.0 million common shares to Rio Tinto at $8.54 per share, for total proceeds of $393.1 million. This transaction increased Rio Tinto’s ownership in Ivanhoe Mines to approximately 29.6%.
In September 2010, Ivanhoe Mines issued 40.1 million common shares to Rio Tinto upon the conversion of Rio Tinto’s maturing convertible credit facility. The convertible credit facility’s $350 million outstanding principal, plus accrued interest of $50.8 million, was converted at a price of $10.00 per common share. In October 2010, a further 0.7 million common shares were issued to Rio Tinto upon its exercise of the first series of anti-dilution warrants granted to Rio Tinto under Rio Tinto’s private-placement agreement with Ivanhoe Mines. Each anti-dilution warrant entitled Rio Tinto to acquire one common share in exchange for the payment of C$3.15. With these transactions, Rio Tinto increased its ownership in Ivanhoe Mines to approximately 34.9%.
In December 2010, as part of the Heads of Agreement with Ivanhoe Mines, Rio Tinto exercised $300 million worth of its Series B warrants. The $300 million payment, covering the purchase of 33.8 million shares each priced at $8.88, was received approximately 10 months ahead of the scheduled October 2011 expiry of the Series B warrants.
Rio Tinto, also as part of the Heads of Agreement, committed to complete the exercise of its remaining Series B warrants by their scheduled October 2011 expiry, which would result in a total payment to Ivanhoe Mines of approximately $120 million.
In addition, Rio Tinto committed to exercise its entire allotment of Series C warrants, progressively as required, by January 2012 — at least nine months ahead of their scheduled expiry. This would provide payments to Ivanhoe Mines totalling approximately $380 million.
The exercise of $300 million worth of Series B warrants, and the direct purchases of 10 million Ivanhoe Mines shares from Mr. Friedland and 11.5 million from Citibank, increased Rio Tinto’s ownership stake in Ivanhoe Mines to approximately 42.1% by early February 2011.
Since October 2006, Rio Tinto has acquired shares, exercised warrants, converted a debt facility and sold equipment amounting to a combined investment of approximately $3.0 billion in Ivanhoe Mines.
The Heads of Agreement established a firm cap of 49% on the maximum interest in Ivanhoe Mines that Rio Tinto may achieve through the exercise of all warrants, the exercise of the right to subscribe, from time to time, for additional Ivanhoe Mines shares and permitted open-market purchases of common shares. In addition, the expiry of the standstill limitation, including the firm 49% cap, has been extended for three months, from October 18, 2011, to January 18, 2012.
The original standstill provision of the 2006 private-placement agreement between Ivanhoe Mines and Rio Tinto, as subsequently amended, had limited Rio Tinto’s ownership to a maximum interest of 46.6% in Ivanhoe Mines until October 2011.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Potential Rio Tinto investments in Ivanhoe Mines and resulting levels of ownership

		% Interest in
	Investment	Ivanhoe
Item	(US$ billions)	Mines(1)
Total of Rio Tinto investments as at March 28, 2011(2)	$3.0	42.1%
Remaining Series B warrants — expire Oct. 2011 (3)	$0.1	43.4%
Series C warrants — to be exercised by Jan. 2012	$0.4	46.6%
Subscription right (4)	Up to approx. $0.6	48.5%
3.7 million shares purchased in open market (5)	$0.1	49.0%

Total Potential Rio Tinto investment (before Interim Funding Facility)	Up to approx. $4.2	49.0%

(1)	Based on 653.6 million shares outstanding as at March 28, 2011.

(2)
Includes $0.5 billion paid by Rio Tinto to Robert Friedland and Citibank. Rio Tinto purchased 10.0 million shares from Robert Friedland at $25.34 per share. Rio Tinto purchased 10.0 million shares from Citibank at $25.34 per share and 1.5 million shares at $13.88 per share. Ivanhoe Mines did not receive any proceeds from the transactions.

(3)	Includes anti-dilution warrants previously issued to Rio Tinto.

(4)
Rio Tinto is not required to exercise its subscription right, in which case there may be no proceeds from the subscription right. The exercise price of the subscription right will be based on the prevailing market price at the time of exercise. For example, up to approximately US$0.6 billion of proceeds assumes a US$25.00 per share exercise price on all shares issuable under the subscription right.

(5)
If acquired, the per share purchase price will be based on the prevailing market price at the time of acquisition. For example, US$0.1 billion assumes a US$25.00 per share purchase price on all 3.7 million shares. Ivanhoe Mines will not receive any proceeds from the transactions.

Executive changes include establishment of Office of the Chairman to evaluate strategic initiatives
On October 18, 2010, Ivanhoe Mines announced that Executive Chairman Robert Friedland was re-assuming the duties and title of Chief Executive Officer in a series of organizational changes that established the Office of the Chairman as part of an ongoing commitment to maximize shareholder value. Mr. Friedland previously had served as Chief Executive Officer of Ivanhoe Mines for 10 years, from the Company’s founding until 2006.
The Ivanhoe Mines Board of Directors approved President John Macken’s relinquishment of the position of Chief Executive Officer. As President, Mr. Macken is continuing to lead the ongoing construction of the Oyu Tolgoi Project. He is a member of the Ivanhoe Mines-Rio Tinto joint Oyu Tolgoi Technical Committee. Mr. Macken also is continuing as an Ivanhoe Mines representative on the Oyu Tolgoi LLC Board of Directors. As the senior representative of the Operations Committee established by the Oyu Tolgoi LLC Board, Mr. Macken is responsible for guiding the strategic direction of construction and development activities on behalf of the Board.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Office of the Chairman was joined by Peter Meredith, Ivanhoe Mines’ Deputy Chairman for the past four years and former Chief Financial Officer, and Sam Riggall, now Ivanhoe Mines’ Executive Vice President, Business Development and Strategic Planning, and formerly Executive Vice President of Ivanhoe Australia. Mr. Riggall previously worked at Rio Tinto for more than a decade in a variety of roles covering project generation and evaluation, business development and capital market transactions. He has significant experience working in many parts of the world, where he managed a number of government negotiations over mine development projects. Mr. Riggall also is a Director of Oyu Tolgoi LLC.
The Office of the Chairman is leading the assessment of potential strategic initiatives and directing any necessary negotiations to create and enhance value for shareholders. The Office of the Chairman also assumed responsibilities within Ivanhoe Mines related to the development of other subsidiary interests, including SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.
In February 2011, Kjeld Thygesen and John Macken relinquished their seats on the Ivanhoe Mines board to create vacancies for two Rio Tinto appointees.
Mr. Macken will continue as a board member of each of Ivanhoe Mines’ three principal subsidiaries, SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.
Mr. Thygesen, Managing Director of London-based Lion Resource Advisors, completed 10 years of service on the Ivanhoe Mines’ board. Ivanhoe Mines is grateful for the knowledge and experience that he brought to the board table and for the contributions he has made to the Company’s successes.
Corporate governance measures provide assurance of independence
As part of the December 2010 Heads of Agreement, Rio Tinto committed to not seek representation on the Ivanhoe Mines board in excess of its proportional ownership in Ivanhoe Mines until the standstill covenant expires in January 2012. Rio Tinto further committed to maintain a majority of independent directors on the Ivanhoe Mines board until January 2014. One incumbent director selected by Ivanhoe Mines senior management, and two incumbent directors selected by Mr. Friedland — on condition that Mr. Friedland continues to own at least 10% of Ivanhoe — will remain directors on the Ivanhoe Mines board until January 2014. The board believes that this assurance of independence will enable it to continue its assessment of strategic initiatives to maximize value for all shareholders.
To help maintain the highest standard of corporate governance, David Huberman, the lead independent director on the Ivanhoe Mines board, will be nominated to assume the title and responsibilities of Chairman of the Board following Ivanhoe Mines’ next annual general meeting to be held in May 2011. Mr. Friedland then will continue as Chief Executive Officer and as a director on the Ivanhoe Mines board.
Appointment of additional directors
During 2010, Ivanhoe Mines announced that the Company’s Board of Directors had been joined by Rio Tinto appointees Tracy Stevenson, Michael Gordon, Dan Westbrook and Robert Holland III. Under the terms of the October 2006 private-placement agreement between Rio Tinto and Ivanhoe Mines, Rio Tinto is entitled to nominate a proportionate share of members to the Ivanhoe Mines Board of Directors, based on Rio Tinto’s shareholding in Ivanhoe Mines.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In February 2011, Ivanhoe Mines announced that Andrew Harding and Kay Priestly, senior executives of Rio Tinto’s copper division, also had been appointed to the Ivanhoe Mines Board of Directors. Their appointments increased to six the number of Rio Tinto appointees presently on the 14-member Ivanhoe Mines board.
Arbitration between Ivanhoe Mines and Rio Tinto suspended for six months
Ivanhoe Mines’ shareholders approved a Shareholders’ Rights Plan at the Annual General and Special Meeting on May 7, 2010. The plan was supported by 95.7% of the votes cast by Ivanhoe Mines’ shareholders (excluding votes cast by Ivanhoe Mines Executive Chairman Robert Friedland and Rio Tinto).
The purpose of the Shareholders’ Rights Plan is to provide the Ivanhoe Mines’ Board and shareholders with sufficient time to properly consider any take-over bid and to allow enough time for competing bids and alternative proposals to emerge. The Shareholders’ Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change of control of Ivanhoe Mines and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholders’ Rights Plan encourages potential acquirers to negotiate the terms of any offer for Ivanhoe Mines shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Shareholders’ Rights Plan) without the approval of the Board.
The Shareholders’ Rights Plan was approved by all members of the Ivanhoe Mines Board on April 5, 2010 (with the exception of the Rio Tinto appointee, who opposed the Plan), following the recommendation of a committee of independent directors. Ivanhoe Mines expressed its view that the plan was not in breach of any of Rio Tinto’s existing contractual rights. However, the Rights Plan does restrict Rio Tinto — and other shareholders and third parties, whether acting alone or in concert with another party — from acquiring additional Ivanhoe Mines shares in the market beyond the amounts provided for in existing contractual arrangements unless an offer is made to all shareholders. Rio Tinto claimed in a filing for arbitration on July 9, 2010, that the Ivanhoe Mines Shareholders’ Rights Plan breached certain of Rio Tinto’s rights under the October 2006 private-placement agreement, as amended, between Rio Tinto and Ivanhoe Mines.
On October 26, 2010, Ivanhoe Mines announced that it had delivered a statement of defence and initiated a counter-claim. The statement of defence rejected Rio Tinto’s claim that the shareholders’ rights plan breached Rio Tinto’s contractual rights under its agreements with Ivanhoe Mines. The counter-claim contended that Rio Tinto had breached its covenants in its private-placement agreement, signed with Ivanhoe Mines in October 2006, not to engage in activities that could affect control of Ivanhoe Mines without Ivanhoe Mines’ permission. Rio Tinto subsequently filed a statement of defence to the counter-claim.
In December 2010, Ivanhoe Mines and Rio Tinto agreed to suspend the current arbitration between the companies for six months.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The suspension of the arbitration will end immediately if a formal take-over bid for Ivanhoe Mines is announced or commenced, or if either company takes any action that the other reasonably believes prejudices its rights.
B. DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.
During Q2’10, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting the full amount of the fifth annual contingent payment and has included the total estimated amount of $22.1 million in accounts receivable as at December 31, 2010. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration (ICC). In January 2011, the ICC determined that the location of arbitration is Sydney, Australia and that the matter will be submitted to a sole arbitrator. The provisional timetable is yet to be finalized between the parties and the sole arbitrator.
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale of the Savage River Project.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. General and administrative costs in 2010 were $84.4 million, an increase of $38.6 million from 2009 ($45.8 million). The increase was primarily due to a $21.4 million non-cash expense in relation to special recognition bonus shares being granted to certain employees of Ivanhoe Mines who assisted in the negotiation and signing of the Oyu Tolgoi Investment Agreement. There was also a general increase in consulting, legal and advisory costs in 2010.
Interest income. Interest income in 2010 of $16.6 million was $13.0 million higher than 2009 ($3.6 million). The main reasons for the increase were the recognition of $3.9 million (2009 — $1.2 million) interest income on Ivanhoe Australia’s increased average cash equivalents balance; $5.0 million (2009 — $nil) interest income on Ivanhoe Mines’ shareholder loan balance with Altynalmas Gold; and the aggregate $3.5 million interest income earned on the Mongolian Government T-Bill and first tax prepayment (2009 — $0.6 million).
Interest expense. Interest expense in 2010 of $32.8 million was $11.2 million higher than 2009 ($21.6 million). Included in interest expense is $24.0 million (2009 — $4.7 million) in interest being incurred by SouthGobi on the convertible debenture issued to CIC and $7.5 million (2009 — $16.2 million) incurred by Ivanhoe Mines on the Rio Tinto convertible credit facility.
Foreign exchange gains. The $8.7 million foreign exchange gain during 2010 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during 2010. The majority of this foreign exchange gain was unrealized at December 31, 2010.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Share of loss of significantly influenced investees. The $42.7 million share of loss of significantly influenced investees in 2010 represents Ivanhoe Mines’ share of Altynalmas Gold’s ($41.9 million) and Exco Resources N.L.’s ($0.8 million) net losses.
Change in fair value of derivative. The $135.7 million change in fair value of derivative relates to the 2010 change in fair value of the Ivanhoe Mines rights offering derivative liability.
Change in fair value of embedded derivatives. The $100.6 million change in fair value of embedded derivatives relates to the 2010 change in fair value of the CIC convertible debenture’s embedded derivative liability.
Loss on conversion of convertible credit facility. The $154.3 million loss on conversion of convertible credit facility relates to SouthGobi’s conversion of $250.0 million of the CIC convertible credit facility. On the date of conversion, the $347.6 million fair value of SouthGobi shares issued exceeded the $193.3 million net carrying amount of the portion of the convertible credit facility converted.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
($ in millions of dollars, except per share information)	2010	2010	2010	2010
Revenue	$41.6	$6.6	$17.7	$13.9
Cost of sales	(46.4)	(14.9)	(13.2)	(20.3)
Exploration expenses	(59.6)	(48.1)	(39.5)	(71.4)
General and administrative	(46.4)	(15.0)	(14.7)	(8.3)
Foreign exchange gains (losses)	6.6	5.3	(4.9)	1.7
Change in fair value of derivative	135.7	—	—	—
Change in fair value of embedded derivatives	(20.0)	49.8	72.2	(1.4)
Loss on conversion of convertible credit facility	—	—	—	(154.3)
Net income (loss) from continuing operations	37.3	(24.9)	(30.0)	(200.5)
Income (loss) from discontinued operations	—	—	—	6.6
Net income (loss)	37.3	(24.9)	(30.0)	(193.9)

Net income (loss) per share — basic
Continuing operations	$0.07	$(0.05)	$(0.06)	$(0.44)
Discontinued operations	$0.00	$0.00	$0.00	$0.01
Total	$0.07	$(0.05)	$(0.06)	$(0.43)

Net income (loss) per share — diluted
Continuing operations	$0.06	$(0.05)	$(0.06)	$(0.44)
Discontinued operations	$0.00	$0.00	$0.00	$0.01
Total	$0.06	$(0.05)	$(0.06)	$(0.43)

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2009	2009	2009	2009
Revenue	$9.9	$11.9	$10.7	$3.5
Cost of sales	(8.5)	(8.6)	(9.1)	(3.2)
Exploration expenses	(67.2)	(40.9)	(35.2)	(34.1)
General and administrative	(15.0)	(12.5)	(10.5)	(7.8)
Foreign exchange gains (losses)	2.2	19.5	21.7	(9.3)
Writedown of other long-term investments	(45.0)	—	—	—
Net income (loss) from continuing operations	(138.7)	(47.8)	(27.0)	(63.4)
Income (loss) from discontinued operations	9.2	(21.9)	2.1	7.4
Net income (loss)	(129.5)	(69.8)	(24.9)	(56.0)

Net income (loss) per share — basic
Continuing operations	$(0.32)	$(0.12)	$(0.07)	$(0.16)
Discontinued operations	$0.02	$(0.05)	$0.01	$0.02
Total	$(0.30)	$(0.17)	$(0.06)	$(0.14)

Net income (loss) per share — diluted
Continuing operations	$(0.32)	$(0.12)	$(0.07)	$(0.16)
Discontinued operations	$0.02	$(0.05)	$0.01	$0.02
Total	$(0.30)	$(0.17)	$(0.06)	$(0.14)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
FOURTH QUARTER
Revenue. In Q4’10, SouthGobi recognized $41.6 million in coal revenue, compared to $9.9 million in Q4’09. SouthGobi shipped approximately 1.5 million tonnes of coal in Q4’10 at an average realized selling price of approximately $32 per tonne, compared to 0.36 million tonnes of coal in Q4’09 at an average realized selling price of approximately $29 per tonne.
Exploration. In Q4’10, Ivanhoe Mines expensed $59.6 million in exploration activities, compared to $67.2 million in Q4’09. Approximately $32.4 million was spent by Ivanhoe Australia (Q4’09 — $15.1 million), $9.1 million was spent on the Oyu Tolgoi Project (Q4’09: $42.3 million) and $13.6 million was spent on SouthGobi’s Mongolian coal projects (Q4’09 — $7.4 million). The decrease in Oyu Tolgoi costs from 2009 is a result of the change in accounting policy on April 1, 2010 whereby all development related costs are now being capitalized.
Administrative costs. Administrative costs in Q4’10 were $46.4 million, an increase of $31.4 million from Q4’09 ($15.0 million). The increase was primarily due to a $21.4 million non-cash expense in relation to special recognition bonus shares being granted to certain employees of Ivanhoe Mines who assisted in the negotiation and signing of the Oyu Tolgoi Investment Agreement. There was also a general increase in consulting, legal and advisory costs in Q4’10.
Foreign exchange gain. The $6.6 million foreign exchange gain during Q4’10 was attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar. The majority of this foreign exchange gain was unrealized at December 31, 2010.
Change in fair value of derivatives. The $135.7 million change in fair value of derivative relates to the 2010 change in fair value of the Ivanhoe Mines rights offering derivative liability.
Change in fair value of embedded derivatives in convertible debenture. The $20.0 million change in fair value of embedded derivatives in convertible debenture relates to the SouthGobi convertible debenture issued to CIC in November 2009. The conversion features are considered embedded derivative liabilities that must be recorded at their fair value upon initial measurement and revalued at each subsequent reporting period.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Operating activities. The $294.3 million of cash used in operating activities in 2010 primarily was the result of $185.6 million in cash exploration expenditures, $52.5 million in cash general and administrative expenditures and a $55.7 million change in non-cash operating working capital.
Investing activities. The $866.4 million of cash used in investing activities in 2010 included $675.2 million used in property, plant and equipment purchases mainly relating to Oyu Tolgoi ($479.6 million), Ovoot Tolgoi ($175.6 million) and Ivanhoe Australia’s acquisition of the Osborne Complex ($17.2 million). Also included in investing activities were the tax prepayment to the Mongolian Government ($50.0 million), short-term investments purchased by Ivanhoe Australia ($80.8 million), advances to Altynalmas Gold ($26.9 million) and the purchase by SouthGobi of Aspire shares ($20.3 million).
Financing activities. The $1.4 billion in cash provided by financing activities mainly was attributable to $695.3 million received from Rio Tinto on exercise of certain share purchase warrants, $418.5 million received by SouthGobi upon completing an international offering and $242.2 million received by Ivanhoe Australia upon completion of an offering.
Liquidity and capital resources
Selected Ivanhoe Mines’ projected and present capital resources as at December 31, 2010

Item	US$ billions
Remaining Series B warrants — expire October 2011 (1) (Rio Tinto)	$0.1
Series C warrants — to be exercised by January 2012 (Rio Tinto)	$0.4
Subscription right (2) (Rio Tinto)	Up to approx. $0.6
Interim funding facility (3) (Rio Tinto)	$1.8
Total projected potential Rio Tinto investment (excluding share of rights offering)	Up to approx. $2.9
Total from rights offering received in February 2011	$1.1
Total projected potential Rio Tinto investment plus total from rights offering	Up to approx. $4.0
Long-term project financing, net of repayment of Rio Tinto interim facility (4) (international lenders)	$1.8
Cash available at Ivanhoe — as of December 31, 2010 (6)	$0.7
Total projected funds from Rio Tinto, rights offering, project financing & cash	Up to approx. $6.5

(1)	Includes anti-dilution warrants previously issued to Rio Tinto.

(2)
Rio Tinto is not required to exercise its subscription right, in which case there may be no proceeds from the subscription right. The exercise price of the subscription right will be based on the prevailing market price at the time of exercise. For example, up to approximately US$0.6 billion of proceeds assumes a US$25.00 per share exercise price on all shares issuable under the subscription right.

(3)	Interim facility to be replaced when funds become available following completion of the long-term project financing package now under negotiation (see note 4).

(4)	Assumes a debt package of US$3.6 billion is secured from a syndicate of international lenders and replaces the Rio Tinto interim funding facility of US$1.8 billion.

(5)	Cash position as of December 31, 2010 (excludes cash associated with SouthGobi Resources and Ivanhoe Australia).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
At December 31, 2010, Ivanhoe Mines’ consolidated working capital was $444.4 million, including cash and cash equivalents of $1.3 billion, compared with working capital of $597.9 million and cash and cash equivalents of $965.8 million at December 31, 2009. The December 31, 2010 consolidated working capital amount includes the $766.2 million derivative liability for the rights issues which is a non-cash liability. Excluding this balance consolidated working capital at December 31, 2010 is $1.2 billion. Included in the December 31, 2010, cash and cash equivalents balance of $1.3 billion was $492.0 million of SouthGobi’s cash and cash equivalents and $59.3 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
As at March 28, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.9 billion. Ivanhoe Mines, based on its current cash position and the value of investments in publicly-traded subsidiaries, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Ivanhoe Mines’ cash position that is available for the Oyu Tolgoi Project, together with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe Mines warrants and amounts available under the undrawn interim financing facility is expected to total approximately $4.0 billion, which is expected to provide the foundation for the funding of the Oyu Tolgoi Project.
Ivanhoe Mines and Rio Tinto have committed to work together to achieve a comprehensive project-finance package for Oyu Tolgoi, which the companies are targeting to have in place by the second half of 2011. Ivanhoe Mines announced earlier this year that discussions are progressing with a group of international financial institutions on a proposed long-term, limited-recourse, project-financing package of up to $3.6 billion. The package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered. Other government credit agencies and commercial banks are expected to be added to the core group of lenders.
The companies have agreed that final terms of a third-party project-finance package for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Rio Tinto has committed to provide Ivanhoe Mines with an initial, non-revolving interim funding facility of $1.8 billion to sustain Oyu Tolgoi construction while a project-finance package is being negotiated. The interim facility will be drawn upon only after all the proceeds allocated for the development of Oyu Tolgoi from the rights offering and from the exercise of warrants have been utilized for the development of Oyu Tolgoi and if the project-finance package has not yet become available for disbursement. The interim facility will be on arm’s-length terms, with funds to be advanced to the project on a month-to-month basis, if and when required.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The function of the interim funding facility is to ensure that Ivanhoe Mines has the required financial resources to continue building the project without interruption, even if there is an unexpected delay in securing the project-finance package. The interim funding facility, if drawn upon, is intended to be refinanced with funds to be provided under the project-finance package.
Part of the project-finance package would be used to refinance any drawdowns under the interim funding facility if funds from the interim facility have been required. With project financing secured, total resources available to finance the Oyu Tolgoi Project, including foreseen expansions and associated investments, would be up to $6.5 billion.
Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon Ivanhoe Mines’ ability to obtain financing through capital markets, sales of non-core assets or other means. Ivanhoe Mines expects to be able to meet its minimum obligations from its existing financial resources but these funds will not be sufficient to meet all anticipated development expenditure requirements. The terms of the Oyu Tolgoi Investment Agreement oblige Ivanhoe Mines to obtain, within two years of the agreement’s Effective Date, project financing sufficient to complete the development activities necessary to establish commercial production. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force Ivanhoe Mines to raise funds from alternative sources on less favourable terms.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial instruments
The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	December 31,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
(Stated in $000’s of dollars)	Amount	Value	Amount	Value

Financial Assets
Held-for-trading
Short-term investments	98,373	98,373	14,999	14,999
Long-term investments	10,235	10,235	9,876	9,876
Other long-term investments	74,936	74,936	71,883	71,883
Available-for-sale
Long-term investments	103,431	103,431	43,304	43,304
Other long-term investments	116,880	116,880	73,152	73,152
Cost method
Long-term investments	20,534	20,534	19,972	19,972
Loans and receivables
Accounts receivable	65,741	65,741	39,349	39,349

Investments in companies subject to significant influence
Long-term investments	16,991	145,981	20,359	81,824

Financial Liabilities
Accounts payable and accrued liabilities	260,528	260,528	55,128	55,128
Amounts due under credit facilities	54,695	54,695	55,523	55,523
CIC convertible credit facility debt host contract and interest payable	99,719	99,719	191,430	191,430
Rio Tinto convertible credit facility	—	—	378,916	390,678

Derivatives
Rights offering derivative liability	766,238	766,238	—	—
CIC convertible credit facility embedded derivative liability	154,877	154,877	358,272	358,272
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and tax prepayment and long-term Money Market instruments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.
The fair value of the Rio Tinto convertible credit facility was estimated to approximate the balance of principal and interest outstanding, due primarily to the short-term maturity of this facility.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability, which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Years Ended
	December 31,
(Stated in $000’s of dollars)	2010	2009
Unrealized gains on long-term investments	$360	$1,099

Unrealized gains on other long-term investments	4,508	438

Change in fair value of derivative	135,680	—

Change in fair value of embedded derivatives	100,637	(44,980)
The consolidated statement of accumulated other comprehensive income includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Years Ended
	December 31,
(Stated in $000’s of dollars)	2010	2009
Changes in fair value of long-term investments	$39,801	$29,718

Changes in fair value of other long-term investments	(9,732)	(27,448)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines is exposed to interest-rate risk with respect to the variable rates of interest incurred on the Rio Tinto convertible credit facility and amounts due under credit facilities. Interest-rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.
SHARE CAPITAL
At March 28, 2011, the Company had a total of:
•	653.6 million common shares outstanding.
•
21.3 million incentive stock options outstanding, with a weighted average exercise price of C$11.54 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share.

•
14.1 million Series B Warrants outstanding granted to Rio Tinto. The warrants are determined by the date on which an approved Investment Agreement is reached. The warrant determination date within the warrant terms presented below is the earlier of the date on which an approved Investment Agreement is reached or October 27, 2009.

The 14.1 million Series B Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one common share of the Company at a price of:
(i)	$8.38 during the period commencing 366 days after the warrant determination date and ending 545 days after the warrant determination date; and
(ii)	$8.51 during the period commencing 546 days after the warrant determination date and ending 725 days after the warrant determination date.
•	40.2 million Series C Warrants outstanding granted to Rio Tinto with an exercise price of $9.43 per share which are exercisable until October 24, 2012.
•
0.8 million Type B, Series 1 Warrants outstanding with an exercise price of C$2.97 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 private-placement agreement and have lives identical to the Series B warrants.

Rio Tinto, as part of the Heads of Agreement, committed to complete the exercise of its remaining Series B Warrants by their scheduled October 2011 expiry. In addition, Rio Tinto committed to exercise its entire allotment of Series C Warrants, progressively as required, by January 2012.
OUTLOOK
The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.
Our financial performance and our ability to advance our future operations and development plans are heavily dependent on availability of funding, base and precious metal prices, coal prices and foreign exchange rates. Volatility in these markets continues to be unusually high. Accordingly, given the high volatility of commodity prices, it is difficult to forecast commodity prices or customer demand for our products.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Commodity Prices and 2011 Production
Commodity prices are a key driver of our future earnings and current prices are well above historic averages. Although we are concerned about current global economic conditions, particularly in the United States and Europe, we believe that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long-term price environment for the products that we produce and sell remains favourable.
Copper prices are currently trading approximately 35% higher than 2010 average prices. Partly offsetting the higher commodity prices is a stronger Mongolian Tugrik, which to date in 2011 is averaging approximately MNT1,250 against the US dollar compared with MNT1,356 against the US dollar in 2010.
It is difficult to reliably forecast commodity prices and customer demand for Ivanhoe Mines’ products; however, Ivanhoe Mines’ sales and marketing efforts continue to provide positive results. SouthGobi set a new record for coal shipments to China in 2010 and has become a significant supplier of China’s coking coal needs. Historically, SouthGobi has only sold to customers on a ‘mine gate’ basis, whereby customers collect their coal at the mine and are responsible for all logistics. In the past, this posed a restriction for some potential customers that preferred not to deal with logistics and regulatory formalities on the Mongolian side of the border and SouthGobi was generally reliant on two to three major customers at any one time. However, in Q1’11, SouthGobi opened its second sales channel, being direct delivery to customers in China. Working with a logistics provider, SouthGobi sells directly to certain customers with the point of delivery being the Chinese side of the Shivee Khuren-Ceke border. The availability of the second channel and additional interest in the Mongolia to China coal trade generally is enabling SouthGobi to proliferate its customer base to include end-users and international traders. SouthGobi believes this proliferation combined with transport synergies on the Chinese side of the border can result in improved value for its individual coal products in the future.
Capital Expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions.
In December 2010, Ivanhoe Mine announced a $2.3 billion capital budget has been approved for 2011 in what will be the peak year of construction activity on the first phase of the Oyu Tolgoi copper-gold project.
Approval of the budget by the Ivanhoe Mines Board of Directors followed earlier full approval of the 100,000-tonne-per-day project by the Ivanhoe Mines-Rio Tinto joint Technical Committee, which is overseeing the Oyu Tolgoi Project, and the board of Oyu Tolgoi LLC.
The 2011 project budget was approved after the Ivanhoe Mines and Oyu Tolgoi LLC boards and the joint Technical Committee reviewed current estimates of projected capital requirements through to project completion. The reviews included cash requirements from January 1, 2011, for the completion of the Southern Oyu open-pit mine; completion of the 100,000-tonne-per-day concentrator; and advancing construction on elements of the Hugo North underground mine, including the Shaft #2 headframe, sinking of Shaft #2, completion of final design and ongoing development of the underground mine.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Total capital required for phase one from January 1, 2011, to the start of commissioning of the ore processing plant is projected to be $3.5 billion. This includes approximately $2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electrical power, water, roads, a paved airport runway and Mongolian-designed passenger terminal; it also includes taxes and continued underground development of the phase-two Hugo North mine.
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project is expected to total approximately $4.5 billion.
The 2011-2013 estimate also includes a total of $1 billion that has been allocated to cover: 1) Value-Added Tax payments to the Mongolian government ($377 million); 2) customs duties and other taxes ($104 million); 3) contingency allowances ($403 million); and 4) escalation allowances ($159 million). Individual contracts and sub-contracts also have built-in contingency and escalation allowances.
Corporate Development Activities
The Company, through its newly formed Office of the Chairman, will assess potential strategic initiatives and direct any necessary negotiations to create and enhance value for shareholders. This could include and is not limited to initiatives related to the Company’s subsidiary interests.
The Company has provided Rio Tinto with an ability to acquire up to 49% of the outstanding shares of Ivanhoe Mines until the expiry of the standstill limitation on January 18, 2012. In addition, the Company has implemented a Shareholders’ Rights Plan that seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of Ivanhoe Mines and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. Unless re-confirmed by shareholders at the 2013 annual general meeting, the Plan will terminate upon the conclusion of that meeting.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue in 2011, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its integration of the Osborne Complex, its activities on its Cloncurry tenements and its Tennant Creek joint-venture; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi has sufficient funds to advance their operations and development plans for 2011. Ivanhoe Australia believes that its existing funds should be sufficient to fund its minimum obligations however it may need additional funds, or may seek to develop opportunities that will require it to raise additional capital from equity or debt sources in the future. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exchange Rates
The sale of Ivanhoe Mines’ coal products are denominated in US dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.
Ivanhoe Mines holds a portion of its cash resources in currencies other than the US$. Ivanhoe Mines expects to incur future expenditures in currencies other than the US$, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
OFF-BALANCE-SHEET ARRANGEMENTS
During the year ended December 31, 2010, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
The following table summarizes Ivanhoe Mines’ contractual obligations:

	Payments Due by Period
	Less than 1
($000’s of U.S. dollars)	year	1 - 3 years	4 - 5 years	After 5 years	Total
Operating leases (1)	$8,331	$9,621	$1,909	$—	$19,861
Purchase obligations (1)	856,517	205,149	—	—	1,061,666
Debt obligations (2)	20,927	40,080	—	250,000	311,007
Other long-term obligations (3)	32,585	—	—	58,046	90,631

Total	$918,360	$254,850	$1,909	$308,046	$1,483,165

(1)
These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)	Debt obligations consist of amounts due under credit facilities and convertible credit facilities.

(3)	Other long-term obligations consist of asset retirement obligations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CHANGES IN ACCOUNTING POLICIES
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a Variable Interest Entity (VIE). This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The Company does not expect the updated guidance to have a material impact on its financial position or results of operations.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires Ivanhoe Mines to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2010. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:
•	Carrying Values of Property, Plant and Equipment;

•	Depletion and Depreciation of Property, Plant and Equipment;

•	Asset Retirement Obligations; and

•	Income Taxes.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Carrying values of Property, Plant and Equipment
Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.
The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of Ivanhoe Mines’ investments in property, plant and equipment.
Depletion and Depreciation of Property, Plant and Equipment
Property, plant and equipment comprise one of the largest components of Ivanhoe Mines’ assets and, as such, the amortization of these assets has a significant effect on Ivanhoe Mines’ financial statements.
On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method.
Capital projects in progress are not depreciated until the capital asset has been put into operation.
The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets, or could result in impairment, resulting in a write-down of the assets.
Asset Retirement Obligations
Ivanhoe Mines has obligations for site restoration and decommissioning related to its mining properties. Ivanhoe Mines, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change — resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.
Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Ivanhoe Mines’ existing assets could differ materially from the $90.6 million undiscounted future value of Ivanhoe Mines’ estimated asset retirement obligations at December 31, 2010.
Income Taxes
The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to Ivanhoe Mines’ financial position and results of operations.
The Company computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.
The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to be able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RECENT ACCOUNTING PRONOUNCEMENTS
Recently issued United States accounting pronouncements have been outlined below.
In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2011. The Company is currently assessing the impact this guidance may have on its financial position, results of operations and cash flows.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, “Acceptable Accounting Principles and Auditing Standards” (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there will be no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011.
RISKS AND UNCERTAINTIES
Ivanhoe Mines is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a description of some of the risks and uncertainties to which Ivanhoe Mines is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section entitled “Forward-Looking Statements” in this MD&A.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Insofar as Rio Tinto is Ivanhoe Mines’ largest shareholder, Rio Tinto has the ability to significantly influence the business and affairs of Ivanhoe Mines.
Through its existing shareholding in Ivanhoe Mines and the rights it holds to acquire additional Common Shares, Rio Tinto has the ability to exercise voting power to significantly influence the policies, business and affairs of Ivanhoe Mines and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Ivanhoe Mines’ assets. Through existing contractual arrangements, Rio Tinto has the benefit of a series of negative covenants that limit actions that Ivanhoe Mines can take and transactions in which Ivanhoe Mines can participate without Rio Tinto’s approval. Rio Tinto also has, among other rights, a right of first offer in respect of any equity financing that Ivanhoe Mines proposes to undertake and a right of first refusal with respect to any proposed disposition by Ivanhoe Mines of an interest in the Oyu Tolgoi Project. Rio Tinto’s voting equity position in Ivanhoe Mines and its existing contractual rights may have the effect of delaying, deterring or preventing a transaction involving a change of control of Ivanhoe Mines in favour of a third party that otherwise could result in a premium in the market price of the Common Shares in the future.
Rio Tinto is also able to significantly influence the management, development and operation of the Oyu Tolgoi Project through its representatives on the Technical Committee, established to manage the Oyu Tolgoi Project. Rio Tinto appointees represent a majority of the members of the Technical Committee and are entitled to control the ongoing decisions made by the Technical Committee.
Under the Heads of Agreement, Ivanhoe Mines is substantially dependent on Rio Tinto for its financing needs.
Under the Heads of Agreement, Rio Tinto has committed to exercise the Outstanding Warrants, provide the Interim Funding Facility, and aid in securing the Oyu Tolgoi Project Financing. To the extent that Rio Tinto does not provide or help in securing these forms of financing because of a breach of the Heads of Agreement by Ivanhoe Mines or for some other reason, Ivanhoe Mines may be forced to seek alternative sources of funding, which may not be available on terms acceptable to Ivanhoe Mines or at all, which would have a material adverse impact on Ivanhoe Mines and its share price.
In the event of a breach by Ivanhoe Mines of any of the key terms of the Oyu Tolgoi Governance Agreement, Rio Tinto will be released from Common Share acquisition limitations in effect pursuant to the Standstill Cap.
In the event of a breach by Ivanhoe Mines of any of the key terms of the Oyu Tolgoi Governance Agreement, Rio Tinto will be released from Common Share acquisition limitations in effect pursuant to the Standstill Cap. In addition, upon any such breach Rio Tinto will be entitled to one-half of Ivanhoe Mines’ 50% entitlement to the Management Services Payment (as defined in the Oyu Tolgoi Shareholders’ Agreement). If the Standstill Cap is terminated early, and in any event following the expiration of the Standstill Cap, Rio Tinto may acquire control of Ivanhoe Mines with or without the consent of the Board of Directors and without making an offer to all other Shareholders, which may have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In the event of a breach by Ivanhoe Mines of any of the key terms of the Oyu Tolgoi Governance Agreement or a number of other material contracts between Ivanhoe Mines or its subsidiaries and Rio Tinto or its affiliates, Rio Tinto will be able to accelerate repayments under the Interim Funding Facility.
A breach by Ivanhoe Mines of any of the key terms of the Oyu Tolgoi Governance Agreement or a number of other material contracts between Ivanhoe Mines or its subsidiaries and Rio Tinto or its affiliates constitutes an event of default under the Interim Funding Facility. Should such an event of default occur, Rio Tinto will be able to demand immediate repayment of any amounts drawn by Ivanhoe Mines under the Interim Funding Facility, and any further disbursements under the Interim Funding Facility will be immediately and automatically suspended. Further, any event of default under the Interim Funding Facility may trigger cross-defaults and acceleration under the terms of any other instruments of indebtedness or credit facilities that Ivanhoe Mines may have outstanding at that time. Under such circumstances, there can be no assurance that Ivanhoe Mines’ assets would be sufficient to repay the amounts due in full. Even if repayment is made in full, the Company may be unable to find alternative sources of financing or may be forced to raise funds from alternative sources on less favourable terms, which may have a material adverse impact on Ivanhoe Mines and its share price.
If the arbitration proceeding initiated by Rio Tinto is not resolved in Ivanhoe Mines’ favour, Rio Tinto may acquire control of Ivanhoe Mines after the expiration of the Standstill Cap and without making an offer to all other Shareholders.
On July 9, 2010, Rio Tinto notified Ivanhoe Mines that it was commencing an arbitration proceeding under the terms of the Private Placement Agreement, seeking a series of declarations to the effect that the operation of the Shareholder Rights Plan interferes with certain of Rio Tinto’s contractual rights under the Private Placement Agreement. Ivanhoe Mines’ position is that nothing in the Private Placement Agreement prohibits Ivanhoe Mines from implementing the Shareholder Rights Plan and that nothing in the Shareholder Rights Plan breaches any of Rio Tinto’s existing contractual rights under the Private Placement Agreement. The arbitration proceeding initiated by Rio Tinto is temporarily suspended during the tolling period pursuant to the Heads of Agreement. If the arbitration proceeding is resumed at the expiry of the tolling period, it is uncertain when such proceeding will be completed or what its outcome will be.
If the arbitration proceeding initiated by Rio Tinto is not resolved in Ivanhoe Mines’ favour, the Shareholder Rights Plan may be declared invalid. Rio Tinto’s Standstill Cap provided for in the Heads of Agreement, will expire on January 18, 2012, subject to earlier termination in accordance with the terms of the Heads of Agreement. Without a valid Shareholder Rights Plan in place at that time, Rio Tinto may, upon expiry of the Standstill Cap, acquire control of Ivanhoe Mines with or without the consent of the Board of Directors and without making an offer to all other Shareholders, which may have a material adverse impact on Ivanhoe Mines and its share price.
The actual cost of developing the Oyu Tolgoi Project may differ materially from Ivanhoe Mines’ estimates and involve unexpected problems or delays.
The estimates regarding the development and operation of the Oyu Tolgoi Project are based on the revised capital cost estimate to first production of US$5.9 billion upon which the 2011 Budget is based. The 2011 Budget and the current estimate of the amount of capital expenditures that will be required to be incurred to complete the 100,000-tonne-per day first phase of the Oyu Tolgoi Project represent estimates only and are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates, however, and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete the first phase of the Oyu Tolgoi Project may increase, which may have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
There are also a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi Project. These uncertainties include:
•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, power and transportation;
•	the annual usage costs to the local province for sand, aggregate and water;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to obtain necessary environmental and other government permits, and the timing of those permits; and
•	the availability of funds to finance construction and development activities.
The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.
Ivanhoe Mines may be limited in its ability to enforce the Investment Agreement against a sovereign government.
The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Project. The Investment Agreement also includes an arbitration clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on Ivanhoe Mines’ ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Investment Agreement, Ivanhoe Mines could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Project with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Such an outcome would have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Investment Agreement includes a number of future covenants that may be outside of the control of Ivanhoe Mines to complete.
The Investment Agreement commits Ivanhoe Mines to perform a number of obligations in respect of the development and operation of the Oyu Tolgoi Project. While performance of many of these obligations is within the effective control of Ivanhoe Mines, the scope of certain obligations may be open to interpretation. The performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Ivanhoe Mines. For example:
•
Ivanhoe Mines is obligated to obtain project financing for the development of the Oyu Tolgoi Project within two years following the Effective Date of the Investment Agreement and to commence commercial production within five years of securing such financing. There is a risk that Oyu Tolgoi LLC will be unable to obtain sufficient project financing within the stipulated time or that, in order to meet the project financing requirement in a timely manner, Oyu Tolgoi LLC will be required to accept financing terms that are less advantageous than those that might have been available had there been no deadline for obtaining such financing. There is also a risk that unanticipated construction delays or other unforeseen development problems may cause delays in commencement in commercial production or that unforeseen mining or processing difficulties are encountered that prevent Oyu Tolgoi LLC from attaining the required commercial production levels.

•
Ivanhoe Mines is obligated to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

•
Mongolian nationals must represent at least 90% of the Oyu Tolgoi Project work force once commercial production is attained and 50% of the Project’s engineers must be Mongolian nationals within five years, increasing to 70% after 10 years. While Ivanhoe Mines has a plan for achieving these targets, success in doing so is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within Ivanhoe Mines’ control.

•
Ivanhoe Mines is obligated to use Mongolian services, transportation and freight facilities on a priority basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•
Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•
The extension of the term of the Investment Agreement from 30 years to 50 years is subject to a number of conditions, including Ivanhoe Mines having demonstrated that the Oyu Tolgoi Project has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that Ivanhoe Mines and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite Ivanhoe Mines’ best efforts, such provisions are not necessarily within its control and non-fulfillment may result in default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Oyu Tolgoi Project is operated as a corporate/government joint venture and is subject to joint venture risk.
Although the Shareholders’ Agreement contemplates that Ivanhoe Mines will maintain a controlling interest in the Oyu Tolgoi Project, the Government of Mongolia also holds a significant stake in what is effectively a corporate joint venture involving a government entity. In addition, a portion of the Oyu Tolgoi Project property is held subject to the Entrée Joint Venture. As such, the Oyu Tolgoi Project is, to a certain extent, a joint venture within a joint venture. Therefore, Ivanhoe Mines will be subject, on multiple levels, to all of the risks to which participants in mining joint ventures are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters resulting from differing levels of sophistication in relevant business and technical matters, inequality of bargaining power and incompatible long-term strategic and economic objectives.
The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date.
On October 20, 2009, as an adjunct to the Investment Agreement, Oyu Tolgoi LLC purchased a the T-Bill from the Government of Mongolia, with a face-value of US$115.0 million, for US$100.0 million. The T-Bill will mature on October 20, 2014. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that Ivanhoe Mines will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on the Company’s cash position, which may have a material adverse impact on the Company and its share price.
There can be no assurance that Ivanhoe Mines will be capable of raising the additional funding that it needs to complete its development and objectives.
Ivanhoe Mines expects to be able to meet short-term cash requirements for the development of the Oyu Tolgoi Project and Ivanhoe Mines’ other projects from its existing financial resources, but these funds will not be sufficient to meet all anticipated development expenditure requirements. Upon exercise, the Outstanding Warrants and the Subscription Right, together with the Interim Funding Facility, will account for a portion of the development cost of the Oyu Tolgoi Project and will be insufficient to fund the entire development cost. Ivanhoe Mines will require access to additional sources of capital to complete the development of the Oyu Tolgoi Project and to advance the development of its other mineral properties. The terms of the Investment Agreement oblige Ivanhoe Mines to obtain, within two years of the Effective Date of the Investment Agreement, project financing sufficient to complete the development activities necessary to establish commercial production. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations, which may have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Lack of more sophisticated electrical power and transportation infrastructure in proximity to Ivanhoe Mines’ material properties could adversely affect mining feasibility.
The Oyu Tolgoi Project is located in an extremely remote area in the South Gobi Region of Mongolia, which currently lacks basic infrastructure, including sources of electrical power, housing, food and transport necessary to develop and operate a major mining project. While Ivanhoe Mines has established the limited infrastructure, including diesel-generated power, necessary to conduct its current exploration and development activities, substantially greater sources of electrical power, physical plant and transportation infrastructure in the area will need to be established before Ivanhoe Mines can conduct mining operations. In addition, satisfactory agreements for the purchase of electrical power will have to be entered into, and any necessary government approvals or licences obtained.
Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and cooperation from international, national and regional governments, none of which can be assured.
The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project and that Ivanhoe Mines has the right to initially obtain electrical power from inside or outside Mongolia, including China. The agreement also established that Ivanhoe Mines has the right to build or subcontract construction of a coal-fired power plant at an appropriate site to supply Oyu Tolgoi and that all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of mine production at Oyu Tolgoi.
Consistent with the provisions of the Investment Agreement, negotiations have been under way since late 2010 to arrange the purchase of electrical power from the power authority in Inner Mongolia, China, and to design and obtain permits to build a transmission line in China to the China-Mongolia border. At the border, the Chinese line would connect to a planned transmission line in Mongolia that would deliver the electrical power to the Oyu Tolgoi site. Previous discussions in 2003 resulted in the signing of a non-binding Memorandum of Understanding under which China’s Inner Mongolia regional government agreed to provide electrical power for Oyu Tolgoi at favorable industrial tariffs. Final approval for Oyu Tolgoi to import electrical power from China would require a bilateral agreement between the Mongolian and Chinese governments. Government-to-government discussions are expected to begin in Q2’11.
Subject to completion of the necessary bilateral agreement, the permits and power-purchase tariffs are expected to be expedited to ensure that imported electrical power will be available at the Oyu Tolgoi site by mid-2012. In the meantime, additional diesel-generation capacity has been approved to meet the project’s ongoing requirements during construction.
Oyu Tolgoi LLC will develop alternative power-generation arrangements if there is no timely agreement to import electrical power from China. As specified in the Investment Agreement, alternatives could include the building or sub-contracting of a coal-fired power plant at an appropriate site to supply the Oyu Tolgoi Project. Such an approach would require Mongolian Government permits, the negotiation of commercial agreements with the Mongolian Government and coal suppliers, and the arrangement of financing for the accelerated establishment of a power plant. Pursuing such alternatives may impact the Oyu Tolgoi construction schedule and could adversely affect the project’s ability to achieve full commercial production in 2013, as planned. In addition, construction of a power plant, although anticipated as part of the Oyu Tolgoi Project’s future development plans, is not included in the current capital cost estimates for 2011 and 2012 and therefore would necessitate additional financing, which is not contemplated as part of the Company’s current financing plan.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Ovoot Tolgoi Coal Project is similarly located in a remote area of southern Mongolia and, although it is in commercial production, it faces the same challenges that come from operating in such a remote location.
The resource and reserve estimates for the Ivanhoe Mines’ projects disclosed in this MD&A are estimates only and are subject to change based on a variety of factors, some of which are beyond Ivanhoe Mines’ control. Ivanhoe Mines’ actual production, revenues and capital expenditures may differ materially from these estimates.
The estimates of reserves and resources disclosed in this MD&A, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It also may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the prices of metals or increases in the costs to recover metals from Ivanhoe Mines’ mining projects may render the mining of ore reserves uneconomical and materially, adversely affect Ivanhoe Mines’ operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.
Prolonged declines in the market prices of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially Ivanhoe Mines’ reserves and resources. Should such reductions occur, material write downs of Ivanhoe Mines’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amounts of contained metals in proven and probable mineral reserves do not necessarily represent an estimate of fair market values of the evaluated properties.
There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this MD&A are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material, adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Mining projects are sensitive to the volatility of metal prices.
The long-term viability of the Oyu Tolgoi Project depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond Ivanhoe Mines’ control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.
The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices remain depressed or below variable production costs of Ivanhoe Mines’ current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Ivanhoe Mines’ mining, development and exploration activities. Ivanhoe Mines also would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of Ivanhoe Mines’ reserves and resources. These factors could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on Ivanhoe Mines and its share price.
The following table sets forth for the periods indicated (1) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound and (2) the high, low and average London afternoon fixing prices for gold.

	Copper			Gold
Year	High	Low	Average	High	Low	Average
2006	$3.99	$2.06	$3.05	$725	$524	$604
2007	$3.77	$2.37	$3.23	$841	$604	$695
2008	$4.08	$1.26	$3.15	$1,011	$713	$872
2009	$3.33	$1.38	$2.34	$1,213	$810	$972
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225
Ivanhoe Mines’ ability to carry on business in Mongolia is subject to legal and political risk.
The Investment Agreement brings significant stability and clarity to the legal, political and operating environment in which Ivanhoe Mines is developing and operating the Oyu Tolgoi Project. However, Ivanhoe Mines still is subject to legal and political risks in Mongolia.
The Ovoot Tolgoi Project is not covered by the Investment Agreement. SouthGobi holds its interest in its Mongolian mineral exploration and development projects indirectly through mining licences and exploration licences, and the rights with respect to those activities may be subject to changes in legislation or government regulations or changes in political attitudes within Mongolia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
There can be no absolute assurance that Ivanhoe Mines’ assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.
There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Ivanhoe Mines’ original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce, this risk applies to the Oyu Tolgoi Project despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which Ivanhoe Mines holds direct or indirect interests that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Coal Project, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.
The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. Although legal-title risks in respect of the Oyu Tolgoi Project are expected to be significantly mitigated by the terms of the Investment Agreement, there still may be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which Ivanhoe Mines holds its interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Ivanhoe Mines’ rights and obligations. Local institutions and bureaucracies responsible for administrating laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. For decades, Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation gradually is changing, but at a relatively slow pace. Accordingly, while Ivanhoe Mines believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Recent and future amendments to Mongolian laws could adversely affect Ivanhoe Mines’ mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.
The Government of Mongolia has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. Ivanhoe Mines believes that the successful negotiation of the Investment Agreement in respect of the Oyu Tolgoi Project clearly demonstrated the level of commitment of the current government to continue to do so. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006. At present, Ivanhoe Mines has no reason to believe that the Government of Mongolia intends to sponsor, or that Parliament intends to enact, amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of Ivanhoe Mines. Nevertheless, there can be no assurance that the present government, or a future government, will refrain from enacting legislation or adopting government policies that are adverse to Ivanhoe Mines’ interests or that impair Ivanhoe Mines’ ability to develop and operate the Oyu Tolgoi Project, Ovoot Tolgoi or other projects on the basis presently contemplated, which may have a material, adverse impact on Ivanhoe Mines and its share price.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Ivanhoe Mines’ business.
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Ivanhoe Mines’ decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Ivanhoe Mines is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Ivanhoe Mines and its share price.
Ivanhoe Mines is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially, adversely affect Ivanhoe Mines.
All phases of Ivanhoe Mines’ operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to meet environmental protection obligations. Ivanhoe Mines must complete an Environmental Protection Plan for Government approval and complete a report prepared by an independent expert on environmental compliance every three years.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Environmental legislation is evolving in a manner that likely will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Ivanhoe Mines’ operations. Environmental hazards may exist on the properties in which Ivanhoe Mines holds interests that presently are unknown to Ivanhoe Mines and that have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits also often are required in connection with various aspects of Ivanhoe Mines’ operations. To the extent such approvals are required and not obtained, Ivanhoe Mines may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Ivanhoe Mines and its share price.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material, adverse impact on Ivanhoe Mines and cause increases in capital expenditures or production costs, or reductions in levels of production at producing properties, or require abandonment or delays in development of new mining properties, which may have a material, adverse impact on Ivanhoe Mines and its share price.
Previous mining operations may have caused environmental damage at current and former Ivanhoe Mines mining projects, and if Ivanhoe Mines cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.
Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Gold Project in Kazakhstan and the Cloncurry Project in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines’ activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material, adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines’ ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.
Ivanhoe Mines conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ abilities to pay dividends or make other distributions to Ivanhoe Mines also is subject to their having sufficient funds to do so. Ivanhoe Mines notes that its cash and cash equivalents at December 31, 2010, included SouthGobi’s balance of US$492.0 million and Ivanhoe Australia’s balance of US$59.3 million, which amounts were not available for Ivanhoe Mines’ general and administrative expenses. If the subsidiaries are unable to pay dividends or make other distributions, Ivanhoe Mines’ growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, Ivanhoe Mines may lose all or a portion of its investment in that subsidiary. Ivanhoe Mines will be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material, adverse impact on Ivanhoe Mines and its share price.
There can be no assurance that the interest held by Ivanhoe Mines in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe Mines and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
Ivanhoe Mines has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Ivanhoe Mines. There can also be no assurance that Ivanhoe Mines’ rights will not be challenged or impugned by third parties. Ivanhoe Mines has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to Ivanhoe Mines or at all, which may have a material adverse impact on Ivanhoe Mines and its share price.
Competition for new mining properties by larger, more established companies may prevent Ivanhoe Mines from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, Ivanhoe Mines may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Ivanhoe Mines will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
Ivanhoe Mines does not expect to pay dividends for the foreseeable future.
Ivanhoe Mines has not paid any dividends to date and it does not intend to declare dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Project and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. Ivanhoe Mines cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
There is no assurance that Ivanhoe Mines will be capable of consistently producing positive cash flows.
Ivanhoe Mines has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Ivanhoe Mines has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs, which may have a material adverse impact on Ivanhoe Mines and its share price.
There is no guarantee that any exploration activity will result in commercial production of mineral deposits.
Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of Ivanhoe Mines’ exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of Ivanhoe Mines.
Ivanhoe Mines cannot insure against all of the risks associated with mining.
Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:
•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;
•	industrial accidents;
•	labour disputes;
•	political and social instability;
•	technical difficulties due to unusual or unexpected geological formations;
•	failures of pit walls, shafts, headframes, underground workings; and

•	flooding and periodic interruptions due to inclement or hazardous weather condition.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
These risks can result in, among other things:
•	damage to, and destruction of, mineral properties or production facilities;
•	personal injury;
•	environmental damage;
•	delays in mining;
•	monetary losses; and
•	legal liability.
It is not always possible to obtain insurance against all such risks and Ivanhoe Mines may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on Ivanhoe Mines’ financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of Ivanhoe Mines. Ivanhoe Mines does not maintain insurance against political or environmental risks, which may have a material adverse impact on Ivanhoe Mines and its share price.
Ivanhoe Mines is exposed to risks of changing political stability and government regulation in the countries in which it operates.
Ivanhoe Mines holds mineral interests in countries, which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of Ivanhoe Mines and may adversely affect its business. Ivanhoe Mines’ operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Ivanhoe Mines’ operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
In certain areas where Ivanhoe Mines is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which Ivanhoe Mines operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even Ivanhoe Mines’ best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on Ivanhoe Mines and its share price.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines’ prospects depend on its ability to attract and retain key personnel.
Recruiting and retaining qualified personnel is critical to Ivanhoe Mines’ success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. Ivanhoe Mines believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as Ivanhoe Mines’ business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although Ivanhoe Mines believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. In addition, Ivanhoe Mines believes that the loss of Mr. Robert Friedland and other key personnel could materially adversely affect its operations.
Certain directors of Ivanhoe Mines are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe Mines.
Certain of the directors of Ivanhoe Mines are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which Ivanhoe Mines may participate, the directors of Ivanhoe Mines may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the individuals nominated by Rio Tinto to serve on Ivanhoe Mines’ board of directors. Subject to the provisions of the Heads of Agreement, Rio Tinto is entitled to nominate a number of directors to Ivanhoe Mines’ board of directors proportionate to its level of ownership of Ivanhoe Mines’ issued and outstanding Common Shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto Group companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with Ivanhoe Mines, the directors of Ivanhoe Mines appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all cases where directors and officers have an interest in another resource company, such other companies may also compete with Ivanhoe Mines for the acquisition of mineral property rights.
In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of Ivanhoe Mines and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Ivanhoe Mines will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of Ivanhoe Mines making the assignment. In accordance with Ivanhoe Mines’ governing corporate statute, the Yukon Business Corporation Act, the directors of Ivanhoe Mines are required to act honestly, in good faith and in the best interests of Ivanhoe Mines. In determining whether or not Ivanhoe Mines will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Ivanhoe Mines, the degree of risk to which Ivanhoe Mines may be exposed and its financial position at that time.
Capital markets are volatile.
Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely affect the market price of Ivanhoe Mines’ securities.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
If Ivanhoe Mines is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect Ivanhoe Mines’ access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for Ivanhoe Mines to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to Ivanhoe Mines or at all, which may have a material adverse impact on Ivanhoe Mines and its share price.
Ivanhoe Mines is subject to the U.S. Foreign Corrupt Practices Act.
Ivanhoe Mines is subject to the U.S. Foreign Corrupt Practices Act (the FCPA), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Ivanhoe Mines’ international activities create the risk of unauthorized payments or offers of payments by our employees, consultants or agents, even though they may not always be subject to our control. Ivanhoe Mines discourages these practices by our employees and agents. However, Ivanhoe Mines’ existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants and agents may engage in conduct for which we might be held responsible. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Ivanhoe Mines and its share price.
Ivanhoe Mines may become a passive foreign investment company (PFIC), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares.
Based on the value of its assets and the scope of its current and projected operations, Ivanhoe Mines believes that it is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of Ivanhoe Mines’ PFIC status for any year is very fact-specific, and is dependent on continued operations by SouthGobi (which is currently Ivanhoe Mines’ sole source of active income), the value of Ivanhoe Mines’ resources and reserves, legal and political risks, and other factors beyond Ivanhoe Mines’ control. Accordingly, there can be no assurance in this regard, and it is possible that Ivanhoe Mines may become a PFIC in the current taxable year or in future years. If Ivanhoe Mines is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on Ivanhoe Mines and its share price.
We urge U.S. investors to consult their own tax advisers regarding the possible application of the PFIC rules, and the potentially adverse consequences to United States Holders of Common Shares.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines and SouthGobi hold substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the companies from obtaining timely access to such funds or result in the loss of such funds.
Ivanhoe Mines and SouthGobi both currently hold substantial investments in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as Ivanhoe Mines may require that these funds be used on short notice to support the business objectives of Ivanhoe Mines and SouthGobi. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents Ivanhoe Mines and/or SouthGobi from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.
RELATED-PARTY TRANSACTIONS
The following tables summarize transactions with related parties which were primarily incurred by Ivanhoe Mines on a cost-recovery basis with a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is a partner of. The tables summarize related party transactions by related party and by type:

	Years Ended
	December 31,
(Stated in $000’s of U.S. dollars)	2010	2009
Rio Tinto plc (a)	$23,836	$8,588
Global Mining Management Corporation (b)	13,627	8,982
Ivanhoe Capital Aviation LLC (c)	6,465	5,940
Fognani & Faught, PLLC (d)	476	60
Ivanhoe Capital Corporation (e)	434	211
Ivanhoe Capital Services Ltd. (f)	752	618

	$45,590	$24,399

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

	Year Ended
	December 31,
	2010	2009
Development and exploration	$23,836	$8,588
Salaries and benefits	11,437	7,379
Travel (including aircraft rental)	6,465	5,940
Office and administrative	3,376	2,432
Legal	476	60

	$45,590	$24,399

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at December 31, 2010, included $2.1 million and $8.7 million, respectively (December 31, 2009 — $0.7 million and $4.8 million, respectively), which were due from/to a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is a partner of.
(a)	Rio Tinto owns 42.1% of Ivanhoe Mines. Rio Tinto provides services for the Oyu Tolgoi Project on a cost-recovery basis.
In addition, Rio Tinto completed certain equity transactions with Ivanhoe Mines in 2010 and 2009. These are detailed in the “Other Developments” section.
(b)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(c)
Ivanhoe Capital Aviation LLC (Aviation) is a private company 100%-owned by the Company’s Chairman and Chief Executive Officer. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(d)	An officer of a subsidiary of the Company is associated with Fognani & Faught, PLLC, a legal firm that provides legal services to Ivanhoe Mines.
(e)
Ivanhoe Capital Corporation (ICC) is a private company 100%-owned by the Company’s Chairman and Chief Executive Officer. ICC provides administration and other office services out of London, England on a cost-recovery basis.

(f)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100%-owned by the Company’s Chairman and Chief Executive Officer. ICS provides management services out of Singapore on a cost-recovery basis.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines has a 50% interest in Altynalmas Gold. During the year ended December 31, 2010, Ivanhoe Mines recognized $5.0 million (2009 — $Nil) in interest income on its shareholder loan balance with Altynalmas Gold.
The Company’s Chairman and Chief Executive Officer has a 38% interest in Ivanhoe Nickel and Platinum Ltd. (Ivanplats). During 2010, Ivanhoe Mines acquired 125,665 common shares of Ivanplats from an unrelated party at a cost of $0.6 million. As at December 31, 2010, Ivanhoe Mines held a 9.8% equity interest in Ivanplats on a fully diluted basis.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s principal executive officer and principal financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.
As of the end of the Company’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. The Company’s principal executive officer and principal financial officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 in accordance with Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s principal executive officer and principal financial officer have determined that the Company’s internal control over financial reporting was effective as of December 31, 2010 and have certified Ivanhoe Mines’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.
Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte & Touche LLP, independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Deloitte & Touche LLP has provided such opinions.
Changes in internal control over financial reporting
During the year ended December 31, 2010 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.
QUALIFIED PERSON
Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P. Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010, and other continuous disclosure documents filed by the Company since January 1, 2011, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the estimated commencement of pre-stripping of the Southern Oyu open pit deposits; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into initial production and commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the commencement of construction of the water pipeline, paved road and electrical transmission power line to the Oyu Tolgoi Project; completion of the pouring of concrete for the pebble crushing building and erection of structural steel for the concentrator building at the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments, including the debt-finance package contemplated by the Heads of Agreement with Rio Tinto; implementation of the Oyu Tolgoi Project’s training and development strategy; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; statements respecting the implementation of the transactions contemplated by the Heads of Agreement with Rio Tinto; the impact of arbitration proceedings with Rio Tinto; the statements concerning the timing of commencement of commercial operation and operating capacity of the Ceke to Linhe railway line; the statement that the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status by 2012; the statements concerning the timing of the Merlin pre-feasibility study and the receipt of applicable environmental permitting; the statements that Altynalmas Gold’s definitive feasibility study is expected to be completed in late Q2’11 and that it will commence construction during 2011 on a roasting plant to process refractory ore; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MANAGEMENT’S REPORT TO THE SHAREHOLDERS
The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared by management in accordance with accounting principles generally accepted in the United States and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 28, 2011.
The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.
These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.
The consolidated financial statements have been audited by Deloitte & Touche LLP, independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Robert Friedland Robert Friedland	/s/ Tony Giardini Tony Giardini
Executive Chairman and	Chief Financial Officer
Chief Executive Officer

March 28, 2011
Vancouver, BC, Canada